Exhibit 99.1

Background and Certain Defined Terms	1
Forward-Looking Statements	1

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements	1
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2022 and December 31, 2021	2
Unaudited Condensed Consolidated Statements of Operations for the Three and Nine Months ended September 30, 2022 and September 30, 2021	3
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the Three and Nine Months ended September 30, 2022 and September 30, 2021	4
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2022 and September 30, 2021	5
Unaudited Condensed Consolidated Statements of Stockholders’ Equity for the Three and Nine Months ended September 30, 2022 and September 30, 2021	6
Notes to the Unaudited Condensed Consolidated Financial Statements	8
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations	39
Item 3. Quantitative and Qualitative Disclosures About Market Risk	51
Item 4. Controls and Procedures	51

PART II - OTHER INFORMATION
Item 1. Legal Proceedings	52
Item 1A. Risk Factors	52
Item 5. Other Information	52

Background and Certain Defined Terms
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Dole” refer to Dole plc, individually or together with its subsidiaries, as the context may require. References to “Dole plc” refer to the registrant.
References to “Total Produce” refer to Total Produce plc, together with its subsidiaries, and references to “Legacy Dole” and “Dole Food Company” refer to DFC Holdings, LLC, together with its subsidiaries, prior to the transactions completed on July 29, 2021 (the “Acquisition Date”) (referred to herein as the “Merger”) pursuant to the Transaction Agreement. The Merger between Total Produce and Legacy Dole was accounted for under the acquisition method of accounting, with Total Produce deemed to be the acquirer for financial accounting purposes (the “Acquisition”). Accordingly, Total Produce’s historical financial statements are the historical financial statements of the combined company. See Note 4 “Business Combinations and Transactions” to the unaudited condensed consolidated financial statements included herein for further detail.
References to the “Transaction”, “IPO Transaction” or “IPO” refer to the initial public offering of Dole plc on the New York Stock Exchange (“NYSE”) that consummated on July 30, 2021 and closed on August 3, 2021 (the “Closing Date”).
References to “C&C Parties” refer to David H. Murdock and his affiliates, the former majority owner of Legacy Dole prior to the Merger.
The term “Annual Report on Form 20-F” refers to Dole’s annual report on Form 20-F for the year ended December 31, 2021, filed on March 22, 2022 by Dole plc (File No. 001-40695).
Forward-Looking Statements
The following discussion and analysis of our financial condition, results of operations and notes to the unaudited condensed consolidated financial statements included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Item 3D. Risk Factors” in the Annual Report on Form 20-F.
The following contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such risk factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.
PART I - FINANCIAL INFORMATION
Item 1. Financial Statements

DOLE PLC
CONSOLIDATED BALANCE SHEETS (Unaudited)

	September 30, 2022	December 31, 2021
ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$221,476	$250,561
Short-term investments	5,090	6,115
Trade receivables, net of allowances for credit losses of $19,801 and $22,064, respectively	567,931	719,114
Grower advance receivables, net of allowances for credit losses of $10,650 and $9,606, respectively	149,086	72,350
Other receivables, net of allowances for credit losses of $14,235 and $14,066, respectively	156,087	125,908
Inventories, net of allowances of $1,949 and $7,447, respectively	451,926	410,737
Prepaid expenses	56,134	45,339
Other current assets	27,694	11,011
Assets held-for-sale	80	200
Total current assets	1,635,504	1,641,335
Long-term investments	17,347	23,433
Investments in unconsolidated affiliates	115,952	128,407
Actively marketed property	36,842	50,364
Property, plant and equipment, net of accumulated depreciation of $367,856 and $283,677, respectively	1,323,421	1,430,850
Operating lease right-of-use assets	358,699	368,632
Goodwill	487,524	511,333
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $112,087 and $117,499, respectively	52,103	62,046
Other assets	147,017	98,917
Deferred income tax assets	47,179	46,371
Total assets	$4,527,868	$4,667,968
LIABILITIES AND EQUITY
Accounts payable	$657,116	$696,766
Income taxes payable	17,190	10,316
Accrued liabilities	474,865	464,931
Bank overdrafts	20,284	9,395
Notes payable and current portion of long-term debt, net	78,984	51,785
Current maturities of operating leases	86,563	73,046
Other tax	27,296	35,212
Contingent consideration	1,700	2,958
Pension and postretirement benefits	16,873	17,664
Dividends payable and other current liabilities	19,313	9,078
Total current liabilities	1,400,184	1,371,151
Long-term debt, net	1,208,152	1,297,808
Operating leases, less current maturities	278,429	305,714
Deferred income tax liabilities	150,374	145,689
Income tax payable, less current portion	30,501	40,439
Contingent consideration, less current portion	4,729	4,302
Pension and postretirement benefits, less current portion	135,790	152,149
Other long-term liabilities	62,507	105,310
Total liabilities	$3,270,666	$3,422,562
Commitments and contingent liabilities (See Note 16)
Redeemable noncontrolling interests	31,770	32,776
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized and 94,899 and 94,878 shares outstanding as of September 30, 2022 and December 31, 2021, respectively	949	950
Additional paid-in capital	793,521	792,223
Retained earnings	470,125	413,335
Accumulated other comprehensive loss	(154,137)	(125,919)
Total equity attributable to Dole plc	1,110,458	1,080,589
Equity attributable to noncontrolling interests	114,974	132,041
Total equity	1,225,432	1,212,630
Total liabilities, redeemable noncontrolling interests and equity	$4,527,868	$4,667,968

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,267,538	$1,942,185	$6,872,655	$4,202,922
Cost of sales	(2,134,062)	(1,843,415)	(6,435,233)	(3,917,484)
Gross profit	133,476	98,770	437,422	285,438
Selling, marketing, general and administrative expenses	(116,326)	(110,213)	(364,043)	(249,593)
Merger, transaction and other related costs	—	(13,719)	—	(28,814)
Gain (loss) on disposal of businesses	—	(2,134)	242	(595)
Gain on asset sales	654	135	9,075	262
Operating income (loss)	17,804	(27,161)	82,696	6,698
Other income, net	9,312	7,167	20,434	7,867
Interest income	1,505	990	4,596	1,826
Interest expense	(17,095)	(9,341)	(41,724)	(14,187)
Income (loss) before income taxes and equity earnings	11,526	(28,345)	66,002	2,204
Income tax benefit (expense)	34,778	3,401	28,355	(4,838)
Equity method earnings	300	3,381	4,028	44,018
Net income (loss)	46,604	(21,563)	98,385	41,384
Less: Net income attributable to noncontrolling interests	(6,767)	(6,953)	(18,670)	(19,352)
Net income (loss) attributable to Dole plc	$39,837	$(28,516)	$79,715	$22,032

Net income (loss) per share attributable to Dole plc – basic	$0.42	$(0.35)	$0.84	$0.34
Net income (loss) per share attributable to Dole plc – diluted	$0.42	$(0.35)	$0.84	$0.34
Weighted average shares outstanding – basic	94,891	82,166	94,882	64,516
Weighted average shares outstanding – diluted	94,908	82,166	94,915	64,723

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

	(U.S. Dollars in thousands)
Net income (loss)	$46,604	$(21,563)	$98,385	$41,384
Other comprehensive income (loss), net of tax:
Net unrealized gain on derivatives	12,258	1,113	46,601	6,452
Foreign currency translation adjustment	(41,982)	(19,139)	(85,834)	(24,603)
Change in pension and postretirement benefits	—	(430)	—	(937)
Reclassification of pension activity	—	—	—	15,462
Total other comprehensive (loss)	(29,724)	(18,456)	(39,233)	(3,626)
Comprehensive income (loss)	16,880	(40,019)	59,152	37,758
Less: Comprehensive income attributable to noncontrolling interests	(481)	(4,767)	(7,655)	(15,408)
Comprehensive income (loss) attributable to Dole plc	$16,399	$(44,786)	$51,497	$22,350

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended
	September 30, 2022	September 30, 2021

Operating Activities	(U.S. Dollars in thousands)
Net income	$98,385	$41,384
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	97,827	42,537
Incremental charges on purchase accounting valuation of biological assets and inventory	40,464	29,180
Asset write-offs and net gain on sale of assets	(9,075)	—
Net gain on financial instruments	(1,482)	(2,795)
Stock-based compensation expense	3,118	—
Equity method earnings	(4,028)	(36,998)
Net (gain) loss on disposal of businesses	(242)	595
Amortization of debt discounts and debt issuance costs	4,546	904
(Benefit) provision for deferred income taxes and other tax-related liabilities	(49,823)	221
Pension and other postretirement benefit plan benefit cost	482	232
Fair value movement on contingent consideration	64	1,130
Dividends received from equity method investees	7,632	10,715
Net gain on acquisitions and disposals of equity method investments	—	(7,020)
Other	(617)	859
Changes in operating assets and liabilities:
Receivables, net of allowances	(35,896)	(120,091)
Inventories	(60,647)	(50,454)
Operating lease liabilities	3,703	6,055
Accrued and other current and long-term liabilities	27,144	64,286
Cash flow provided by (used in) operating activities	121,555	(19,260)
Investing Activities
Sales of assets	27,764	13,869
Capital expenditures	(66,582)	(32,790)
Acquisitions, net of cash acquired	(4,886)	99,733
Insurance proceeds	2,278	10,217
Purchases of investments	(414)	(1,186)
Investments in unconsolidated affiliates	(801)	(909)
Proceeds from sale of investments in unconsolidated affiliates	—	10,607
Other	25	(1,343)
Cash flow (used in) provided by investing activities	(42,616)	98,198
Financing Activities
Proceeds from borrowings and overdrafts	1,008,423	1,714,671
Repayments on borrowings and overdrafts	(1,050,928)	(2,056,485)
Payment of debt issuance costs	(265)	(21,108)
Dividends paid to shareholders	(22,770)	(17,092)
Dividends paid to noncontrolling interests	(20,981)	(20,444)
Payments of contingent consideration	(2,451)	—
Proceeds from exercise of share options	—	8,012
Proceeds received from issuance of common stock in initial public offering, net of issuance costs	—	398,876
Cash flow (used in) provided by financing activities	(88,972)	6,430
Effect of foreign currency exchange rate changes on cash	(19,052)	(11,657)
(Decrease) increase in cash and cash equivalents	(29,085)	73,711
Cash and cash equivalents at beginning of period	250,561	160,503
Cash and cash equivalents at end of period	$221,476	$234,214

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

	Equity Attributable to Dole plc
	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Dole plc	Equity Attributable to Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests
	(U.S. Dollars in thousands)
Balance as of December 31, 2020	$4,865	$198,232	$460,715	$(128,803)	$535,009	$122,906	$657,915	$30,317
Net income	—	—	21,309	—	21,309	4,141	25,450	665
Dividends declared	—	—	(4,307)	—	(4,307)	(2,236)	(6,543)	(297)
Other noncontrolling interest activity, net	—	—	—	—	—	71	71	—
Other redeemable noncontrolling interest activity, net	—	(1,502)	—	—	(1,502)	—	(1,502)	106
Other comprehensive income (loss), net of tax	—	—	—	(7,141)	(7,141)	(3,788)	(10,929)	427
Balance as of March 31, 2021	$4,865	$196,730	$477,717	$(135,944)	$543,368	$121,094	$664,462	$31,218
Net income	—	—	29,239	—	29,239	6,962	36,201	631
Proceeds from exercise of stock options	16	2,037	—	—	2,053	—	2,053	—
Dividends declared	—	—	(12,785)	—	(12,785)	(9,507)	(22,292)	(304)
Other noncontrolling interest activity, net	—	—	—	—	—	980	980	—
Other redeemable noncontrolling interest activity, net	—	(99)	—	—	(99)	—	(99)	557
Reclassification of pension activity	—	—	(15,462)	15,462	—	—	—	—
Other comprehensive income, net of tax	—	—	—	8,267	8,267	1,506	9,773	97
Balance as of June 30, 2021	$4,881	$198,668	$478,709	$(112,215)	$570,043	$121,035	$691,078	$32,199
Net income (loss)	—	—	(28,516)	—	(28,516)	5,979	(22,537)	974
Proceeds from exercise of stock options	719	5,164	—	—	5,883	76	5,959	—
Cancellation of treasury stock	(263)	263	—	—	—	—	—	—
Share issuance to C&C Parties and conversion of ordinary shares to common stock in connection with initial public offering	(4,656)	194,651	—	—	189,995	—	189,995	—
Issuance of common stock in connection with initial public offering, net of underwriting discounts and issuance costs	268	398,876	—	—	399,144	—	399,144	—
Share of repayment of receivable from affiliates	—	469	—	—	469	—	469	—
Dividends declared	—	—	—	—	—	(3,067)	(3,067)	(5,033)
Stock-based compensation expense	—	190	—	—	190	—	190	—
Other noncontrolling interest activity, net	—	29	—	—	29	9,507	9,536	—
Other redeemable noncontrolling interest activity, net	—	(4,225)	—	—	(4,225)	—	(4,225)	4,125
Other comprehensive (loss), net of tax	—	—	—	(16,270)	(16,270)	(1,738)	(18,008)	(448)
Balance as of September 30, 2021	$949	$794,085	$450,193	$(128,485)	$1,116,742	$131,792	$1,248,534	$31,817

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

	Equity Attributable to Dole plc
	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Dole plc	Equity Attributable to Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests
	(U.S. Dollars in thousands)
Balance as of December 31, 2021	$950	$792,223	$413,335	$(125,919)	$1,080,589	$132,041	$1,212,630	$32,776
Net income (loss)	—	—	(1,394)	—	(1,394)	3,948	2,554	731
Dividends declared	—	—	(7,607)	—	(7,607)	(3,674)	(11,281)	(294)
Stock-based compensation expense	—	648	—	—	648	—	648	—
Other noncontrolling interest activity, net	—	—	—	—	—	(1,317)	(1,317)	—
Other redeemable noncontrolling interest activity, net	—	(810)	—	—	(810)	—	(810)	810
Other comprehensive income (loss), net of tax	—	—	—	24,957	24,957	(77)	24,880	(74)
Balance as of March 31, 2022	$950	$792,061	$404,334	$(100,962)	$1,096,383	$130,921	$1,227,304	$33,949
Net income	—	—	41,272	—	41,272	6,482	47,754	742
Dividends declared	—	—	(7,623)	—	(7,623)	(10,018)	(17,641)	(291)
Stock-based compensation expense	—	1,333	—	—	1,333	—	1,333	—
Other noncontrolling interest activity, net	—	(736)	—	—	(736)	(5,765)	(6,501)	—
Other redeemable noncontrolling interest activity, net	—	870	—	—	870	—	870	(870)
Other comprehensive (loss), net of tax	—	—	—	(29,737)	(29,737)	(4,510)	(34,247)	(68)
Balance as of June 30, 2022	$950	$793,528	$437,983	$(130,699)	$1,101,762	$117,110	$1,218,872	$33,462
Net income	—	—	39,837	—	39,837	6,014	45,851	753
Dividends declared	—	—	(7,695)	—	(7,695)	(3,139)	(10,834)	(3,323)
Stock-based compensation expense	(1)	1,137	—	—	1,136	—	1,136	—
Other noncontrolling interest activity, net	—	(193)	—	—	(193)	1,202	1,009	—
Other redeemable noncontrolling interest activity, net	—	(951)	—	—	(951)	—	(951)	951
Other comprehensive (loss), net of tax	—	—	—	(23,438)	(23,438)	(6,213)	(29,651)	(73)
Balance as of September 30, 2022	$949	$793,521	$470,125	$(154,137)	$1,110,458	$114,974	$1,225,432	$31,770

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
NOTE 1 — NATURE OF OPERATIONS
Dole plc is engaged in the worldwide sourcing, processing, distributing and marketing of high-quality fresh fruit and vegetables. Dole is a premier global leader in fresh produce, and the Company’s most significant products hold leading positions in their respective categories and territories. Dole is one of the largest producers of fresh bananas and pineapples, one of the largest global exporters of grapes, one of the industry leaders in value added salads and fresh packed vegetables in the United States (the “U.S.”) and has an increasing focus in categories such as berries, avocados and organic produce.
Dole conducts operations throughout North America, Latin America, Europe, Asia, the Middle East and Africa (primarily in South Africa). As a result of its global operating and financing activities, Dole is exposed to certain risks, including fluctuations in commodity and fuel costs, interest rates and foreign currency exchange rates, as well as other environmental and business risks in sourcing and selling locations.
Dole offers over 300 products grown and sourced both locally and globally from over 30 countries in various regions and distributed and marketed across retail, wholesale and food service channels in over 75 countries. The Company operates with a number of business-to-business and business-to-consumer brands, the most notable being the Dole brand (“DOLE brand”).
Dole is incorporated in Ireland and was formed as a result of the combination of Total Produce and Legacy Dole. On February 16, 2021, Total Produce, Legacy Dole and the C&C Parties entered into the Transaction Agreement to combine Total Produce and Legacy Dole under a newly created entity, later named Dole plc, listed publicly in the U.S. Prior to the Merger, Total Produce had a 45.0% ownership interest in Legacy Dole.
On July 29, 2021, the Merger between Total Produce and Legacy Dole occurred in the following manner: (i) shares in Total Produce were exchanged for shares in Dole plc through a scheme of arrangement at a fixed exchange ratio, and (ii) Legacy Dole merged with a subsidiary of Dole plc via a reverse triangular merger. Through the Merger, Total Produce shareholders and C&C Parties received 82.5% and 17.5%, respectively, of the shares in Dole plc outstanding immediately prior to the IPO Transaction.
On July 30, 2021, Dole plc consummated its IPO on the NYSE under the ticker symbol “DOLE”. In the IPO, Dole issued 25.0 million shares of common stock at $16.00 per share. In addition, on August 30, 2021, a final 1.8 million shares of common stock were issued to the underwriters upon their exercise of the option to purchase them at the price of $16.00 per share. Total gross proceeds from the issuance of shares were $428.5 million, and after underwriting fees and other issuance costs of $29.6 million, net proceeds were $398.9 million. The proceeds from the IPO Transaction were used to fund the payment of certain outstanding debt balances.
See Note 4 “Business Combinations and Transactions” for additional detail on the Merger and the IPO Transaction.
NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements herein are prepared in conformity with generally accepted accounting principles in the U.S. (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission for interim financial information. As such, the interim financial statements do not include all information and notes required for annual financial statements. In the opinion of management, the unaudited condensed consolidated financial statements of Dole include all necessary adjustments, which are of a normal recurring nature, to state fairly Dole’s financial position, results of operations and cash flows.
Dole’s unaudited condensed consolidated financial statements include the accounts of majority-owned subsidiaries over which Dole exercises control, entities that are not majority-owned but require consolidation, because Dole has the ability to exercise control over operating and financial policies or has the power to direct the activities that most significantly impact the entities’ economic performance, and all variable interest entities (“VIEs”) for which Dole is the primary beneficiary.

Total Produce is the accounting acquirer of Legacy Dole, and as such, all Dole plc operating results prior to the Merger are only reflective of Total Produce, which included Total Produce’s 45.0% share of Legacy Dole’s net income included within equity method earnings in the unaudited condensed consolidated statements of operations.
Intercompany accounts and transactions have been eliminated on consolidation. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that Dole becomes the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from consolidated results as of the date that Dole ceases to control the subsidiary or, in the case of VIEs, when Dole ceases to be the primary beneficiary.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, impairment of assets, useful lives of property, plant and equipment, intangible assets, income taxes, self-insurance reserves, retirement benefits, business combinations, financial instruments and contingencies. Actual results could differ from these estimates and assumptions.
Interim results are subject to seasonal variations and are not necessarily indicative of the results of operations for a full year. Dole’s operations are sensitive to a number of factors, including weather-related phenomena and its effects on industry volumes, prices, product quality and costs. Operations are also sensitive to fluctuations in foreign currency exchange rates, as well as economic conditions and security risks. The interim unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes to the consolidated financial statements in the Company’s Annual Report on Form 20-F.
In the nine months ended September 30, 2021, the Company reclassified $15.5 million of pension losses from retained earnings to other comprehensive loss in the consolidated statements of stockholders’ equity to reflect the proper presentation of pension reserves in equity. The change did not have an impact on Dole’s results of operations, financial condition or cash flows.
For further information on management estimates and Dole’s significant accounting policies, refer to the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F. There have been no material changes from the significant accounting policy information disclosed in the Annual Report on Form 20-F.

NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS
New Accounting Pronouncements Adopted
ASU 2020-04 and ASU 2021-01 – Reference Rate Reform (Topic 848) – Facilitation of the effects of reference rate reform on financial reporting
In March 2020, the FASB issued ASU 2020-04, Reference rate reform (Topic 848) – Facilitation of the effects of reference rate reform on financial reporting. The amendments in this update provide optional expedients and exceptions related to accounting for transactions affected by reference rate reform. The amendments only apply if certain criteria are met. The amendments in this update apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform.
In addition, in January 2021, the FASB issued ASU 2021-01, Amendments to reference rate reform (Topic 848). The amendments in this update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting or contract price alignment that is modified as a result of reference rate reform. Amendments in this update also capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. All amendments discussed above are elective and are effective upon issuance for all entities. This guidance will be available through December 31, 2022. Dole has LIBOR-based borrowings and interest rate swaps that reference LIBOR. Dole has not modified any material contracts due to reference rate reform.
The Company has adopted certain elections under this guidance related to the assessment of hedge effectiveness of its LIBOR-based interest rate swaps. These elections include asserting the hedged forecasted transactions remain probable and assuming the reference rate will not be replaced for the remainder of the hedging relationships, regardless of expected contract term modifications due to reference rate reform. These elections allow the Company to apply hedge accounting to its LIBOR-based interest rate swaps and there is no impact to Dole’s financial condition, results of operations, cash flows and related disclosures. The Company may adopt additional elections under this new guidance as its contracts referencing LIBOR are modified to reference other rates.
New Accounting Pronouncements Not Yet Adopted
The Company considered all new accounting pronouncements not yet adopted and determined they are not expected to have a material impact.
NOTE 4 — BUSINESS COMBINATIONS AND TRANSACTIONS
As a result of the Merger, Total Produce acquired the remaining equity interests in Legacy Dole in exchange for stock consideration and the forgiveness of certain indemnities and loans owed by C&C Parties. Total consideration was calculated as $576.2 million and is inclusive of an implied equity value for Legacy Dole based on the IPO price of $16.00, after considering the forgiveness of certain indemnities and loans owed by C&C Parties.
Purchase Price Allocation
The purchase price of Legacy Dole exceeded the fair value of the identifiable net assets acquired, and accordingly, $273.3 million was allocated to goodwill, none of which is tax deductible. The goodwill arising from the Acquisition consists largely of the synergies and economies of scale expected from combining the operations of Total Produce and Legacy Dole. The goodwill has been assigned to the Fresh Fruit reportable segment. The Company also acquired $310.7 million of intangible assets which primarily relate to the indefinite-lived DOLE brand of $306.3 million.

The components of the purchase price were as follows:

Amount
(U.S. Dollars in thousands)
Equity instruments	$576,186
Cash acquired	(108,973)
Net intercompany payable to Legacy Dole at acquisition	(6,900)
Net consideration	$460,313
The purchase price was allocated to the provisional fair value of assets and liabilities acquired in the Acquisition as of December 31, 2021, and the provisional fair values were adjusted during the nine months ended September 30, 2022 as follows:

	December 31, 2021	Measurement Period Adjustments	September 30, 2022
	(U.S. Dollars in thousands)
Current assets, less inventory and cash acquired	$611,526	$6,026	$617,552
Inventory	257,201	(222)	256,979
Property, plant and equipment	1,265,303	(2,389)	1,262,914
Intangible assets	310,659	—	310,659
Other assets	427,153	(3,298)	423,855
Goodwill	274,048	(774)	273,274
Current liabilities, less current portion of debt	(662,590)	(1,874)	(664,464)
Debt	(1,392,176)	(167)	(1,392,343)
Other liabilities	(621,193)	2,698	(618,495)
	469,931	—	469,931
Noncontrolling interests assumed	(9,618)	—	(9,618)
	$460,313	$—	$460,313
The fair value of acquired identifiable assets and liabilities is final, as the measurement period ended on July 29, 2022. The incremental impact to the consolidated statements of operations due to changes in the provisional values during the measurement period was not material for the three and nine months ended September 30, 2022.
Included within inventory above is $35.2 million of previously uncapitalized pineapple and banana costs that were recognized to reflect the biological transformation of these crops. The fair value uplift related to these crops was reversed and recognized to cost of sales on a straight-line basis over the remaining growth and harvest cycle, which was complete as of December 31, 2021. The total incremental charge to cost of sales related to this uplift was $17.6 million for the three and nine months ended September 30, 2021.
Included within property, plant and equipment above is $68.1 million of previously uncapitalized pineapple costs that were recognized to reflect the value associated with the pineapple bearer plant. The fair value uplift related to these bearer plants was reversed and recognized to cost of sales on a straight-line basis over the life of these plants. The total incremental charges to cost of sales related to this uplift was $5.5 million and $39.6 million for the three and nine months ended September 30, 2022, respectively. For the three and nine months ended September 30, 2021, the total incremental charges to cost of sales related to this uplift was $11.3 million.
The Company also incurred $0.9 million of charges to cost of sales in the nine months ended September 30, 2022 related to the fair value of other pineapple bearer plants acquired.

The following tables represent (1) the amount of Legacy Dole’s revenue, excluding sales with Total Produce entities, and earnings included in the consolidated statements of operations included herein, which, for the three and nine months ended September 30, 2021, only includes Legacy Dole results from the Acquisition Date; and (2) the pro forma revenue and earnings, including material and nonrecurring pro forma adjustments, of the combined company assuming the Acquisition Date was January 1, 2020:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(U.S. Dollars in thousands)
Actual (Legacy Dole from the Acquisition Date):
Revenue	$1,147,532	$759,820	$3,568,274	$759,820
Net income (loss) attributable to Legacy Dole	14,170	(20,058)	37,960	(20,058)

	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
	(U.S. Dollars in thousands)
Pro forma (combined Dole plc, assuming the Acquisition occurred on January 1, 2020):
Revenue	$2,306,037	$7,034,192
Net income attributable to Dole plc	28,634	155,829
Material and nonrecurring pro forma adjustments:
Elimination of intercompany revenue	$(15,387)	$(52,614)
Incremental charges on biological assets, inventory and depreciation	904	2,904
Merger & IPO costs	9,805	26,698
Net impact of interest, net of tax	2,711	13,349
Removal of equity method pickup of Legacy Dole investment, net of tax	4,559	(26,447)
Other Acquisitions and Divestitures
The Company normally engages in acquisitions to grow its business and product offerings. The majority of acquisitions represent an increase of an existing ownership percentage to obtain control of entities previously accounted for under the equity method.
Other acquisitions and divestitures in the three and nine months ended September 30, 2022 and September 30, 2021 were not material. Total goodwill acquired in the nine months ended September 30, 2022 was $1.2 million and was assigned to the Diversified Fresh Produce – EMEA reportable segment. In the three and nine months ended September 30, 2022, there were no gains or losses recorded for acquisition activity. As of September 30, 2022, all other changes in goodwill and intangible assets from December 31, 2021 are attributable to the measurement period adjustments described above, foreign currency translation and periodic amortization.
Total goodwill acquired in the three and nine months ended September 30, 2021 was $9.3 million and $13.6 million, respectively, and was assigned to the Diversified Fresh Produce – EMEA reportable segment. In the three and nine months ended September 30, 2021, as a result of step-up acquisitions of investments previously accounted for under the equity method, gains of $5.3 million and $7.9 million, respectively, were recorded in equity method earnings in the consolidated statements of operations.

NOTE 5 — REVENUE
Revenue consists primarily of product revenue, which includes the selling of fresh produce, health foods and consumer goods to third-party customers. Fresh produce comprises two main product categories for fruit, tropical fruit and diversified produce, and two main product categories for vegetables, value added salads and fresh packed vegetables. Tropical fruit primarily consists of bananas and pineapples, and diversified produce primarily consists of all other fruit and produce. Value added salads primarily include packaged salads and meal kits, and fresh packed vegetables include other vegetables, such as iceberg, romaine, leaf lettuces and celery. Product revenue also includes surcharges for additional product services such as freight, cooling, warehousing, fuel, containerization, handling and palletization related to the transfer of products.
Revenue also consists of service revenue, which includes commissions with third-party growers, management fees, third-party freight and royalties for the use of company brands and trademarks. Additionally, the Company maintains a commercial cargo business where revenue is earned by leasing a company vessel, leasing available space on a company vessel or providing handling and transportation services of containerized cargo on company vessels. Net service revenues were less than 10% of total revenue for the three and nine months ended September 30, 2022 and September 30, 2021.
The following table presents the Company's disaggregated revenues by similar types of products and services for the three and nine months ended September 30, 2022 and September 30, 2021:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

	(U.S. Dollars in thousands)
Diversified produce	$1,239,237	$1,250,837	$3,718,109	$3,446,629
Tropical fruit	607,833	404,537	1,962,481	404,537
Fresh packed vegetables	70,542	39,552	211,926	39,552
Value added salads	246,144	174,287	698,920	174,287
Health foods and consumer goods	30,532	35,313	90,690	100,258
Commercial cargo	49,774	21,770	144,946	21,770
Other	23,476	15,889	45,583	15,889
Total revenue, net	$2,267,538	$1,942,185	$6,872,655	$4,202,922
The following table presents the Company's disaggregated revenues by channel for the three and nine months ended September 30, 2022 and September 30, 2021:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Third party revenue:	(U.S. Dollars in thousands)
Retail	$1,385,731	$1,091,601	$4,181,215	$2,383,518
Wholesale	666,833	651,314	2,087,905	1,393,254
Food service	135,310	131,455	368,068	299,512
Commercial cargo	49,774	21,770	144,946	21,770
Other	3,298	15,889	8,464	15,889
Revenue from sales to investments in unconsolidated affiliates	26,592	30,156	82,057	88,979
Total revenue, net	$2,267,538	$1,942,185	$6,872,655	$4,202,922

NOTE 6 — SEGMENTS
Following the Merger, Dole has the following four reportable segments, which align with the manner in which the business is managed: Fresh Fruit, Diversified Fresh Produce – Europe, Middle East and Africa (“Diversified Fresh Produce – EMEA”), Diversified Fresh Produce – Americas and the Rest of the World (“Diversified Fresh Produce – Americas & ROW”) and Fresh Vegetables. The Company’s reportable segments are based on (i) financial information reviewed by the Chief Operating Decision Maker (“CODM”), defined as the Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”), (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.
Fresh Fruit: The Fresh Fruit reportable segment primarily sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms predominately located in Latin America and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Eastern European and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean, Peruvian, Argentinian and Indian businesses, all of which market globally and locally sourced fresh produce from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Fresh Vegetables: The Fresh Vegetables reportable segment includes operations related to the sale of value added salads, which include salad and meal kits, and fresh packed vegetables, which include produce such as iceberg, romaine, leaf lettuces and celery. These products are sourced from North America and substantially all revenue is generated in North America.
Prior to the acquisition of Legacy Dole, Total Produce considered its 45.0% share in Legacy Dole to be a reportable segment. As such, operating results prior to the Acquisition Date related to Total Produce’s share in Legacy Dole are separately reported.
Segment performance is evaluated based on a variety of factors, of which revenue and adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”) are the primary financial measures. All transactions between reportable segments are eliminated in consolidation. Management does not use assets by segment to evaluate performance or allocate resources. Therefore, assets by segment are not disclosed.
Adjusted EBITDA is reconciled below to net income by (1) subtracting the income tax expense or adding the income tax benefit; (2) subtracting interest expense; (3) subtracting depreciation charges; (4) subtracting amortization charges; (5) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (6) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; and (7) adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings.

The following table provides revenue and Adjusted EBITDA by reportable segment:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$751,348	$452,157	$2,306,982	$452,157
Diversified Fresh Produce – EMEA	759,964	873,051	2,400,967	2,567,679
Diversified Fresh Produce – Americas & ROW	479,839	419,214	1,391,731	985,323
Fresh Vegetables	306,843	213,839	890,820	213,839
Total segment revenue	2,297,994	1,958,261	6,990,500	4,218,998
Intersegment revenue	(30,456)	(16,076)	(117,845)	(16,076)
Total consolidated revenue, net	$2,267,538	$1,942,185	$6,872,655	$4,202,922

Segment Adjusted EBITDA:
Fresh Fruit	$51,076	$11,271	$170,942	$11,271
Diversified Fresh Produce – EMEA	31,616	30,495	91,088	98,735
Diversified Fresh Produce – Americas & ROW	(725)	6,914	28,720	21,163
Fresh Vegetables	(8,987)	4,493	(27,420)	4,493
Legacy Dole	—	1,765	—	93,353

Adjustments:
Income tax benefit (expense)	34,778	3,401	28,355	(4,838)
Interest expense	(17,095)	(9,341)	(41,724)	(14,187)
Depreciation	(30,424)	(21,103)	(89,579)	(34,316)
Amortization of intangible assets	(2,633)	(2,649)	(8,248)	(8,221)
Merger, transaction and other related costs	—	(13,719)	—	(28,814)
Mark to market gains (losses)	(2,310)	2,921	5,819	1,856
Gain on asset sales	530	—	8,346	—
Produce recalls	442	—	(15,809)	—
Incremental charges on biological assets and inventory related to the acquisition of Legacy Dole	(5,520)	(29,180)	(40,464)	(29,180)
Other items	532	1,201	1,283	6,441
Adjustments from equity method investments	(4,676)	(8,032)	(12,924)	(76,372)
Net income (loss)	$46,604	$(21,563)	$98,385	$41,384

NOTE 7 — OTHER INCOME, NET
Included in other income, net, in Dole’s consolidated statements of operations were the following items:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(U.S. Dollars in thousands)
Rental income	$3,500	$2,918	$12,155	$3,956
Unrealized gain on foreign currency denominated borrowings	5,397	3,226	12,702	3,226
Unrealized gain on fair value hedges	45	—	44	—
Non-cash realized gain on foreign currency denominated borrowings	—	—	1,029	—
Loss on investments	(793)	(191)	(4,401)	(191)
Non-service components of net periodic pension benefit costs	634	1,043	3,133	1,776
Loss on contingent consideration	(23)	(30)	(64)	(1,130)
Other	552	201	(4,164)	230
Other income, net	$9,312	$7,167	$20,434	$7,867
NOTE 8 — RECEIVABLES AND ALLOWANCES FOR CREDIT LOSSES
Trade Receivables
Trade receivables as of September 30, 2022 and December 31, 2021 were $567.9 million and $719.1 million, net of allowances for credit losses of $19.8 million and $22.1 million, respectively. Trade receivables are also recorded net of allowances for sales deductions under the scope of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.
As a result of Dole’s robust credit monitoring practices, the industry in which it operates and the nature of its customer base, the credit losses associated with trade receivables have historically not been significant in comparison to net revenue. The allowance for credit losses on trade receivables is measured on a collective pool basis, when the Company believes similar risk characteristics exist among customers. Trade receivables that do not share similar risk characteristics are evaluated on a case-by-case basis. Dole estimates expected credit losses based on ongoing monitoring of customer credit, macroeconomic indicators and historical credit losses based on customer type and geographic region.
A rollforward of the allowance for credit losses for trade receivables was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$(22,064)
Additional provisions in the period	(7,736)
Write-offs	2,428
Recoveries of amounts previously reserved	4,292
Disposals of subsidiaries	36
Balance sheet reclassifications	741
Foreign exchange impact	2,502
Balance as of September 30, 2022	$(19,801)
Dole utilizes third-party trade receivables sales arrangements to help manage its liquidity. Certain arrangements contain recourse provisions in which Dole’s maximum financial loss is limited to a percentage of receivables sold under the arrangements. On May 23, 2022, Dole entered into a new three-year committed trade receivables arrangement with recourse provisions. The maximum amount of receivables that can be sold under the new arrangement at any time is $255.0 million. Dole derecognizes the sold receivables from the consolidated balance sheets, as it accounts for the transfers as sales under ASC 860, Transfers and Servicing. Upon the execution of the new arrangement and initial derecognition of sold receivables, the Company received total gross cash proceeds $206.9 million, of which $39.3 million was used to repay certain terminated facilities as a result of the new agreement.

As of September 30, 2022, the Company had derecognized trade receivables under non-recourse facilities and facilities with recourse provisions of $9.9 million and $212.6 million, respectively. As of December 31, 2021, the Company had derecognized trade receivables under non-recourse facilities of $54.8 million. The fees associated with the securitization of such receivables are recorded in interest expense in the consolidated statements of operations. The Company continues to service sold receivables, and the fair value of any resulting servicing liability is immaterial.
Grower Advances
The Company makes both cash advances and material advances to third-party growers for various production needs on the farms, including labor, fertilization, irrigation, pruning and harvesting costs. Some of these advances are secured by collateral owned by the growers.
Grower advances are categorized as either working capital advances or term advances. Working capital advances are made to the farmers during a normal growing cycle for operating costs. These advances are short-term in nature and are intended to be repaid with excess cash proceeds from the current crop harvest. Short-term grower loans and advances, whether secured or unsecured, are classified as grower advance receivables, net, in the consolidated balance sheets.
Term advances are made to allow the grower to make capital improvements to the land or prepare it for development. These advances are long-term in nature and may bear interest. Accrued interest on these arrangements has not historically been significant to the financial statements. These advances usually do not have defined repayment terms but are payable over the term of the supply agreement with excess cash proceeds from the crop harvest, after payment of any outstanding working capital advances. The term of the supply agreement is generally five to ten years. Term advances are classified as other assets in the consolidated balance sheets.
The following table summarizes growers advances as of September 30, 2022 and December 31, 2021 based on their credit risk profile:

	September 30, 2022		December 31, 2021
	Short-Term	Long-Term	Short-Term	Long-Term

	(U.S. Dollars in thousands)
Secured gross advances to growers and suppliers	$84,522	$15,187	$49,919	$11,456
Allowance for secured advances to growers and suppliers	(7,723)	(1,911)	(5,512)	(1,735)
Unsecured gross advances to growers and suppliers	75,214	667	32,037	1,358
Allowance for unsecured advances to growers and suppliers	(2,927)	(634)	(4,094)	(742)
Net advances to growers and suppliers	$149,086	$13,309	$72,350	$10,337
Of the $162.4 million and $82.7 million of net advances to growers and suppliers as of September 30, 2022 and December 31, 2021, $6.6 million and $7.0 million, respectively, was considered past due.
Dole monitors the collectability of grower advances through periodic review of financial information received from growers. The allowance for credit losses for grower advances is monitored by management on a case-by-case basis considering historical credit loss information for the grower, the timing of the growing season and expected yields, the fair value of the collateral, macroeconomic indicators, weather conditions and other miscellaneous contributing factors. Dole generally considers an advance to a grower to be past due when the advance is not fully recovered by the excess cash proceeds on the current year crop harvest, or the advance is not repaid by the excess cash proceeds by the end of the supply term agreement.

A rollforward of the allowance for expected credit losses related to grower loans and advances was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$(12,083)
Additional provisions in the period	(4,597)
Write-offs	1,148
Recoveries of amounts previously reserved	993
Balance sheet reclassifications	1,099
Foreign exchange impact	245
Balance as of September 30, 2022	$(13,195)
Other Receivables
Other receivables primarily comprise receivables from government and tax authorities and non-trade receivables from customers, suppliers or other third parties. Based on the nature of these agreements, the timing of collections is dependent on many factors, including negotiation, government legislation and the timing of settlement of the contract or arrangement. These receivables are generally not interest bearing. Historical write-offs related to these receivables are not significant.
Other receivables as of September 30, 2022 and December 31, 2021 were $175.8 million and $150.7 million, net of allowances for credit losses of $27.7 million and $24.2 million, respectively. Current and non-current balances of other receivables are included in other receivables, net, and other assets, respectively, in the consolidated balance sheets. The allowance for credit losses for other receivables is determined by individual receivable based on the repayment profile of each receivable over a three year period and any corresponding historical credit losses that have been experienced during that period. The historical loss rates are adjusted to reflect current and forward-looking information available related to the ability of the third-party debtor to repay the balance.
A rollforward of the allowance for expected credit losses related to other receivables was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$(24,191)
Additional provisions in the period	(4,165)
Write-offs	433
Recoveries of amounts previously reserved	828
Disposals of subsidiaries	7
Balance sheet reclassifications	(1,099)
Foreign exchange impact	501
Balance as of September 30, 2022	$(27,686)

NOTE 9 — INCOME TAXES
Dole recorded an income tax benefit of $34.8 million on $11.5 million on income before income taxes and equity earnings for the three months ended September 30, 2022 and an income tax benefit of $28.4 million on $66.0 million of income before income taxes and equity earnings for the nine months ended September 30, 2022. Dole recorded an income tax benefit of $3.4 million on $28.3 million of loss before income taxes and equity earnings for the three months ended September 30, 2021 and income tax expense of $4.8 million on $2.2 million of income before income taxes and equity earnings for the nine months ended September 30, 2021. Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. For the three and nine months ended September 30, 2022, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. Global Intangible Low-Taxed Income (“GILTI”) provisions of the 2017 Tax Cuts and Jobs Act (“Tax Act”), U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions related to the taxation of foreign income as a result of the lapse of the statute of limitations and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the three and nine months ended September 30, 2021, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to GILTI provisions of the Tax Act, nondeductible transaction costs, a decrease in liabilities for uncertain tax positions and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate.
Dole is required to adjust its effective tax rate for each quarter to be consistent with the estimated annual effective tax rate. Jurisdictions with a projected loss where no tax benefit can be recognized are excluded from the calculation of the estimated annual effective tax rate. This could result in a higher or lower effective tax rate during a particular quarter based upon the mix and timing of actual earnings compared to annual projections.

The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the Merger and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and non-U.S. net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain U.S state and non-U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjusts estimates as more information becomes available.
The Company is required to recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. As a result, Dole has recorded a reserve against tax benefits that do not meet the more likely than not threshold to sustain the tax position.
During the nine months ended September 30, 2022, the taxing authorities in one of Dole’s foreign jurisdictions have issued an income tax assessment related to transfer pricing of approximately $30.0 million (including interest and penalties) for tax year 2017. The Company’s subsidiary is in the process of appealing the assessment with the taxing authorities. Dole has concluded that based on an analysis of the facts and circumstances, applicable local law, tax regulations and case law, it is more likely than not that the Company’s subsidiary will ultimately prevail based on the technical merits of the case. Dole will continue to vigorously contest the assessment and to exhaust all administrative and judicial remedies available to resolve this matter, which could be a lengthy process. Dole has not accrued any amounts for the assessment.
Dole plc and one or more of its subsidiaries files income tax returns in Ireland, the U.S. (both at the federal level and in various state jurisdictions), Canada and jurisdictions in Latin America and Europe. With few exceptions, Dole is no longer subject to income tax examinations by tax authorities for years prior to 2015.

NOTE 10 — INVENTORY
Inventories are valued at the lower of cost or net realizable value. Costs are determined on the first-in, first-out basis. Specific identification and average cost methods are also used, primarily for certain packing materials and operating supplies. In the normal course of business, the Company incurs certain crop growing costs such as land preparation, planting, fertilization, grafting, pruning and irrigation. Based on the nature of these costs and type of crop production, these costs may be capitalized into inventory. Generally, all recurring direct and indirect costs of growing crops for fresh produce other than bananas and pineapples are capitalized into inventory. These costs are recognized into cost of sales during each harvest period.
Details of inventory in the consolidated balance sheets as of September 30, 2022 and December 31, 2021 were as follows:

	September 30, 2022	December 31, 2021

Inventories:	(U.S. Dollars in thousands)
Finished products	$216,384	$233,666
Raw materials and work in progress	125,478	89,312
Crop growing costs	59,456	40,671
Agricultural and other operating supplies	50,608	47,088
Inventories, net of allowances	$451,926	$410,737
Due to the nature of the Company’s inventory, allowances for excess production and obsolescence have not historically been significant.
NOTE 11 — ASSETS HELD-FOR-SALE AND ACTIVELY MARKETED PROPERTY
Dole continuously reviews its assets in order to identify those that do not meet Dole’s future strategic direction or internal economic return criteria. As a result of this review, Dole has identified and is in the process of selling certain assets which are classified as either held-for-sale or actively marketed property. The assets that have been identified are available for sale in their present condition and an active program is underway to sell the properties. Dole is actively marketing these properties at a price that is in excess of book value. For property classified as held-for-sale, their sale is anticipated to occur during the ensuing year, while the timing of the sale of property classified as actively marketed is uncertain.
Assets held-for-sale
As of September 30, 2022 and December 31, 2021, assets held-for-sale were $0.1 million and $0.2 million, respectively, of property, plant and equipment. There were no liabilities held-for-sale as of September 30, 2022 and December 31, 2021. During the nine months ended September 30, 2022, Dole approved and committed to sell two buildings in Europe in the Diversified Produce – EMEA reportable segment and transferred related assets with a net book value of $2.8 million to assets held-for-sale. These buildings were subsequently sold at a total gain of $7.6 million for the nine months ended September 30, 2022. Additionally, Dole concluded that it was not probable that property in Latin America would be sold within the next year and reclassified related assets with a net book value of $0.1 million to property, plant and equipment, net, in the consolidated balance sheets.
As a result of the Acquisition, Dole acquired $11.5 million of assets held-for-sale during the three months ended September 30, 2021 that primarily consisted of two vessels and a number of properties throughout North America and Latin America. During the three months ended September 30, 2021, Dole sold the two vessels and one of the Latin America properties, with net book values of $8.7 million and $2.4 million, respectively. There was no gain or loss from the sales.

A rollforward of assets held-for-sale for the nine months ended September 30, 2022 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$200
Additions	2,774
Reclassifications	(120)
Sales	(2,774)
Balance as of September 30, 2022	$80
Actively marketed property
As of September 30, 2022 and December 31, 2021, actively marketed property was $36.8 million and $50.4 million, respectively, and consisted entirely of land in Hawaii in the Fresh Fruit reportable segment. During the three and nine months ended September 30, 2022, Dole sold 2 acres and 395 acres, respectively, of the actively marketed Hawaii land, with net book values of $0.1 million and $14.8 million, respectively. The total gain on the sales was $0.7 million for the three and nine months ended September 30, 2022.
As a result of the Acquisition, Dole acquired $52.2 million of actively marketed property during the three months ended September 30, 2021, which consisted of approximately 4,865 acres of Hawaii land. During the three months ended September 30, 2021, Dole sold 721 acres of the actively marketed Hawaii land, with a net book value of $1.6 million. There was no gain or loss from the sales.
A rollforward of actively marketed property for the nine months ended September 30, 2022 was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$50,364
Measurement period adjustments	1,304
Land sales	(14,826)
Balance as of September 30, 2022	$36,842
See Note 4 “Business Combinations and Transactions” for additional detail on measurement period adjustments.

NOTE 12 — NOTES PAYABLE, BANK OVERDRAFTS AND LONG-TERM DEBT
Notes payable, bank overdrafts and long-term debt consisted of the following:

	September 30, 2022	December 31, 2021
	(U.S. Dollars in thousands)
Revolving Credit Facility	$240,089	$312,017
Term Loan A and Term Loan B	827,100	836,775
Vessel financing loans	93,155	104,184
Other long-term financing arrangements	42,190	57,361
Other revolving credit facilities, at a weighted average interest rate of 3.6% as of September 30, 2022 (1.8% as of December 31, 2021)	72,600	19,600
Bank overdrafts	20,284	9,395
Finance lease obligations, at a weighted average interest rate of 3.6% as of September 30, 2022 (3.5% as of December 31, 2021)	30,726	40,719
	1,326,144	1,380,051
Unamortized debt discounts and debt issuance costs	(18,724)	(21,063)
	1,307,420	1,358,988
Current maturities, net of unamortized debt discounts and debt issuance costs	(78,984)	(51,785)
Bank overdrafts	(20,284)	(9,395)
Long-term debt, net	$1,208,152	$1,297,808

Term Loan and Revolving Credit Facility
On March 26, 2021, Dole entered into an agreement for a senior secured revolving credit facility (the “Revolving Credit Facility”) and a term loan (“Term Loan B”) with certain lenders (the Revolving Credit Facility and Term Loan B, together, the “Credit Agreement”), which provided for up to $500.0 million and $940.0 million of borrowings, respectively.
As part of the execution of the Revolving Credit Facility, the Company drew down $500.0 million on March 29, 2021 and placed $232.0 million of the borrowings on temporary deposit. In April of 2021, the $232.0 million on deposit was used to reduce the drawn amount on the Revolving Credit Facility to $268.0 million.
On August 3, 2021, the Credit Agreement was amended to increase the Revolving Credit Facility to $600.0 million, add an additional $300.0 million term loan (“Term Loan A”) and reduce potential borrowings under Term Loan B to $540.0 million.
Proceeds from the Credit Agreement were used to pay down existing debt of Legacy Dole and certain bilateral facilities of the Company.
Interest under the Revolving Credit Facility and Term Loan A is payable, at the option of Dole, either at (i) LIBOR, or the respective benchmark rate depending on the currency of the loan, plus 1.00% to 2.75%, with a benchmark floor of 0.00% or (ii) a base rate plus 0.00% to 1.75%, in each case, to be determined based on credit ratings and the Company’s total net leverage ratio. Interest under Term Loan B is payable, at the option of Dole, either at (i) LIBOR, or the respective benchmark rate depending on the currency of the loan, plus 2.00% to 2.25%, with a benchmark floor of 0.00% or (ii) a base rate plus 1.00% to 1.25%, in each case, to be determined based on credit ratings. As discussed in Note 14 “Derivative Financial Instruments”, the Company enters into interest rate swap arrangements to fix a portion of the Credit Agreement’s variable rate debt to fixed rate debt.
Principal payments of $1.9 million under Term Loan A are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2026. Principal payments of $1.4 million under Term Loan B are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2028.
As of September 30, 2022, amounts outstanding under Term Loan A and Term Loan B were $827.1 million, in the aggregate, and borrowings under the Revolving Credit Facility were $240.1 million. After taking into account approximately $15.0 million of related outstanding letters of credit, Dole had $344.9 million available for cash borrowings under the Revolving Credit Facility as of September 30, 2022. As of December 31, 2021, amounts outstanding under Term Loan A and Term Loan B were $836.8 million, in the aggregate, and borrowings under the Revolving Credit Facility were $312.0 million. After taking into account approximately $17.0 million of related outstanding letters of credit, Dole had $271.0 million available for cash borrowings under the Revolving Credit Facility as of December 31, 2021.
Borrowings under the Credit Agreement are secured by the equity interests of substantially all Dole subsidiaries located in the U.S. and certain subsidiaries located in Europe and by substantially all of the Company’s material U.S. assets.
Lines of Credit
In addition to amounts available under the Revolving Credit Facility, Dole’s subsidiaries have lines of credit of approximately $229.9 million at various local banks, of which $145.2 million was available as of September 30, 2022. As of December 31, 2021, there were lines of credit of $250.6 million, of which $212.0 million was available for use. These lines of credit are used primarily for short-term borrowings or bank guarantees. The majority of Dole’s lines of credit extend indefinitely but may be cancelled at any time by Dole or the banks, and if cancelled, any outstanding amounts would be due on demand.

NOTE 13 — EMPLOYEE BENEFIT PLANS
Components of Net Periodic Benefit Cost (Benefit)
The components of net periodic benefit cost (benefit) for Dole’s U.S. and international pension plans and other postretirement benefit (“OPRB”) plans were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021
	(U.S. Dollars in thousands)
Components of net periodic benefit cost (benefit):
Service cost	$64	$43	$1,140	$1,015	$1	$—
Interest cost	1,236	679	2,175	1,700	111	63
Expected return on plan assets	(2,819)	(1,912)	(1,914)	(1,705)	—	—
Amortization of:
Net loss	—	—	583	735	—	—
Prior service benefit	—	—	(167)	(207)	—	—
Curtailments, settlements and terminations, net	—	—	76	—	—	—
Foreign exchange and other	—	(406)	85	10	—	—
Net periodic cost (benefit)	$(1,519)	$(1,596)	$1,978	$1,548	$112	$63

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
	(U.S. Dollars in thousands)
Components of net periodic benefit cost (benefit):
Service cost	$192	$43	$3,421	$1,965	$2	$—
Interest cost	3,707	679	6,526	3,322	332	63
Expected return on plan assets	(8,456)	(1,912)	(5,741)	(5,115)	—	—
Amortization of:
Net loss	—	—	1,748	2,205	—	—
Prior service benefit	—	—	(501)	(621)	—	—
Curtailments, settlements and terminations, net	—	—	(948)	—	—	—
Foreign exchange and other	—	(406)	200	9	—	—
Net periodic cost (benefit)	$(4,557)	$(1,596)	$4,705	$1,765	$334	$63
The Company classifies the non-service components of net periodic pension benefit within other income, net, in the consolidated statements of operations. Non-service components include interest costs, expected return on plan assets, amortization of net loss and prior service benefit and other curtailment or settlement costs.
During the nine months ended September 30, 2022, the benefit accrual was terminated for all active employees under the Company’s international defined benefit plan in the Netherlands. The plan freeze required a remeasurement of the plan’s funded status, which resulted in a noncash curtailment gain of $1.3 million. All other curtailment, settlement and termination activity was immaterial.
Plan Contributions and Estimated Future Benefit Payments
During the three and nine months ended September 30, 2022, Dole contributed $0.8 million and $2.5 million, respectively, to its defined benefit plans and made benefit payments of $4.4 million and $13.2 million, respectively, directly to participants. Dole expects to make further contributions of approximately $1.1 million to its defined benefit plans and $4.4 million of benefit payments directly to participants during the remainder of 2022. Future contributions to the defined benefit plans in excess of the minimum funding requirements are voluntary and may change depending on Dole’s operating performance or at management’s discretion.

NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS
Dole is exposed to foreign currency exchange rate fluctuations, bunker fuel price fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, Dole uses derivative instruments to hedge some of these exposures. Dole’s objective is to offset gains and losses resulting from these exposures with losses and gains from the derivative contracts used to hedge them, thereby reducing the volatility of earnings. Dole does not hold or issue derivative financial instruments for trading or speculative purposes. The types of derivative instruments utilized by Dole are described below:
Foreign currency hedges: Dole enters into foreign currency exchange forward and option contracts to hedge exposure to changes in certain foreign currency exchange rates. Dole enters into fair value hedges to hedge foreign currency exposure of non-functional currency assets and liabilities and cash flow hedges to hedge foreign currency exposure of forecasted revenue, cost of sales and operating expenses.
Interest rate swaps: Dole enters into interest rate swaps to mitigate a significant portion of the interest rate risk associated with its variable-rate debt. The interest rate swaps fixed the paying rate of interest at rates between 0.50% and 2.57%, with the receiving rates variable based on the one-month LIBOR benchmark rate, which was 3.14% as of September 30, 2022. During the nine months ended September 30, 2022, Dole entered into $100.0 million of new interest rate swap arrangements with maturities ranging from three to four years from the effective date. All interest rate swap arrangements are classified within the consolidated balance sheets based on ultimate maturity date of the arrangement.
Bunker fuel contracts: Dole incurs significant fuel costs from shipping products from sourcing locations to end customer markets and from arranging air or land transportation for products of third-party entities. As a result, Dole is exposed to commodity and fuel cost risks and enters into bunker fuel contracts to hedge the risk of unfavorable fuel prices.
Hedge Accounting Election
The Company performs an analysis of the hedging portfolio at inception and on a quarterly basis. The Company uses the following criteria in evaluating derivative instruments for hedge accounting:
1.Hedged risk is eligible
2.Hedged item or transaction is eligible
3.Hedging instrument is eligible
4.Hedging relationship is highly effective
5.Designation and documentation requirements are met
Dole designates the interest rate swaps and certain foreign currency cash flow hedges for hedge accounting and records the changes in the fair value of these instruments in accumulated other comprehensive loss. The changes in the fair value of foreign currency fair value hedges, non-designated cash flow hedges and bunker fuel hedges are recorded in earnings.

Notional Amounts of Derivative Instruments
Dole had the following derivative instruments outstanding as of September 30, 2022:

Aggregate Notional Amount
Foreign currency forward contracts by currency:
United States Dollar	$6.8 million
Euro	€85.3 million
Sterling	£16.6 million
Chilean Peso	CLP 7.6 billion
South African Rand	R 194.7 million
Swedish Krona	SEK 22.0 million
Interest rate swap contracts	$700.0 million
Bunker fuel hedges	42.5 thousand metric tons
Quantitative Disclosures
Derivatives are presented gross in the consolidated balance sheets. The following table presents the balance sheet location and fair value of the derivative instruments by type:

	Fair Value Measurements as of September 30, 2022
	Accrued Liabilities	Other Assets	Other Receivables, net

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$(604)	$—	$11,273
Non-designated cash flow hedges	(525)	—	167
Fair value hedges	—	—	44
Interest rate swap contracts	—	62,465	—
Bunker fuel hedges	(1,706)	—	—
	$(2,835)	$62,465	$11,484

	Fair Value Measurements as of December 31, 2021
	Accrued Liabilities	Other Assets	Other Receivables, net

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$(222)	$—	$2,183
Non-designated cash flow hedges	(578)	—	202
Interest rate swap contracts	—	10,102	—
Bunker fuel hedges	—	—	1,023
	$(800)	$10,102	$3,408
Refer to Note 15 “Fair Value Measurements” for presentation of fair value instruments within the consolidated balance sheets, which includes derivative financial instruments.

The following tables represent all of Dole’s realized and unrealized derivative gains (losses) and respective location in the financial statements for the three and nine months ended September 30, 2022 and September 30, 2021:

	Three Months Ended September 30, 2022			Nine Months Ended September 30, 2022
	Net gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other Income, Net	Net gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other Income, Net
Realized gains:	(U.S. Dollars in thousands)
Cash flow hedges	$—	$7,591	$—	$—	$14,155	$—
Non-designated cash flow hedges	—	38	—	—	3,367	—
Bunker fuel hedges	—	1,527	—	—	3,403	—
Total net realized gains	$—	$9,156	$—	$—	$20,925	$—
Unrealized gains (losses):
Cash flow hedges	$(1,516)	$—	$—	$9,511	$—	$—
Fair value hedges	—	—	45	—	—	44
Non-designated cash flow hedges	—	(365)	—	—	35	—
Bunker fuel hedges	—	(7,364)	—	—	(2,407)	—
Interest rate swap contracts	18,287	—	—	52,363	—	—
Total net unrealized gains (losses)	$16,771	$(7,729)	$45	$61,874	$(2,372)	$44

	Three Months Ended September 30, 2021			Nine Months Ended September 30, 2021
	Net gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other Income, Net	Net gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other Income, Net
Realized gains:	(U.S. Dollars in thousands)
Cash flow hedges	$—	$329	$—	$—	$329	$—
Non-designated cash flow hedges	—	4	—	—	4	—
Bunker fuel hedges	—	812	—	—	812	—
Total net realized gains	$—	$1,145	$—	$—	$1,145	$—
Unrealized gains (losses):
Cash flow hedges	$2,203	$—	$—	$2,203	$—	$—
Non-designated cash flow hedges	—	488	—	—	523	—
Bunker fuel hedges	—	(763)	—	—	(763)	—
Interest rate swap contracts	2,865	—	—	2,865	—	—
Total net unrealized gains (losses)	$5,068	$(275)	$—	$5,068	$(240)	$—
As of September 30, 2022, the Company expects approximately $33.6 million of deferred gains from derivative instruments to be reclassified from accumulated other comprehensive loss into earnings over the next 12 months. Of the $33.6 million of deferred gains, $10.7 million relates to cash flow hedges and is expected to offset future operational losses on foreign currency exchange rates, and $22.9 million relates to interest rate swap contracts and is expected to offset future interest expense on Term Loan A and Term Loan B. Refer to Note 17 “Stockholders’ Equity” for details on reclassifications out of accumulated other comprehensive loss for the three and nine months ended September 30, 2022.
NOTE 15 — FAIR VALUE MEASUREMENTS
The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.
Fair Value of Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the fair values of the Company’s assets and liabilities that are remeasured at fair value as of September 30, 2022 and December 31, 2021.

		Fair Value Measurements as of September 30, 2022 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$11,484	$—	$11,484
	Accrued liabilities	—	(1,129)	—	(1,129)
Bunker fuel hedges:	Accrued liabilities	—	(1,706)	—	(1,706)
Interest rate swap contracts:	Other assets	—	62,465	—	62,465
Rabbi Trust investments:
	Short-term investments	—	—	5,090	5,090
	Long-term investments	—	—	17,347	17,347
Contingent consideration:
	Contingent consideration	—	—	(1,700)	(1,700)
	Contingent consideration, less current portion	—	—	(4,729)	(4,729)
Total		$—	$71,114	$16,008	$87,121

		Fair Value Measurements as of December 31, 2021 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$2,385	$—	$2,385
	Accrued liabilities	—	(800)	—	(800)
Bunker fuel hedges:	Other receivables, net	—	1,023	—	1,023
Interest rate swap contracts:	Other assets	—	10,102	—	10,102
Rabbi Trust investments:
	Short-term investments	—	—	6,115	6,115
	Long-term investments	—	—	23,433	23,433
Contingent consideration:
	Contingent consideration	—	—	(2,958)	(2,958)
	Contingent consideration, less current portion	—	—	(4,302)	(4,302)
Total		$—	$12,710	$22,288	$34,998

The table below sets forth a summary of changes in the fair value of the Level 3 Rabbi Trust investments for the nine months ended September 30, 2022:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$29,548
Net realized and unrealized losses recognized in earnings*	(4,401)
Plan contributions	414
Plan distributions	(3,124)
Balance as of September 30, 2022	$22,437
*    Net amount comprised of realized gains of $0.2 million and unrealized losses of $4.6 million recorded in other income, net, in the consolidated statements of operations.
The table below sets forth a summary of changes in the fair value of the Level 3 contingent consideration for the nine months ended September 30, 2022:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2021	$(7,260)
Additions	(2,511)
Payments	2,451
Remeasurement loss	(64)
Foreign exchange impact	955
Balance as of September 30, 2022	$(6,429)
The assets and liabilities that are required to be recorded at fair value on a recurring basis are derivative instruments, contingent consideration and Rabbi Trust investments. The fair values of the Company’s derivative instruments are determined using Level 2 inputs, which are defined as “observable prices that are based on inputs not quoted on active markets but corroborated by market data.” The fair values of the foreign currency forward contracts, the interest rate swaps and bunker fuel hedges were estimated using internal discounted cash flow calculations based upon forward foreign currency exchange rates, bunker fuel futures, interest rate yield curves or quotes obtained from brokers for contracts with similar terms, less any credit valuation adjustments based on Dole’s own credit risk and any counterparties' credit risk.
Dole sponsors a non-qualified deferred compensation plan and a frozen non-qualified supplemental defined benefit plan for executives. The plans are funded through investments in Rabbi Trusts. Securities are recorded at fair value with realized and unrealized holding gains or losses included in earnings. As of September 30, 2022, securities totaled $22.4 million, of which $5.1 million was classified as short-term and included in short-term investments in the consolidated balance sheets, and $17.3 million was classified as long-term and included in long-term investments in the consolidated balance sheets. Dole estimates the fair value of its Rabbi Trust investments using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Rabbi Trust investments are held by the custodian in various Master Trust Units (“MTUs”), where the fair value is derived from the individual investment components. Each investment within the MTU is individually valued, after considering gains, losses, contributions and distributions, and the collective value of the MTU represents the total fair value. Dole has evaluated the methodologies used by the custodian to develop the estimate of fair value and assessed whether such valuations are representative of fair value, including net asset value. Dole has determined the valuations to be Level 3 inputs, because they are based upon significant unobservable inputs.
The carrying value of contingent consideration in the consolidated balance sheets approximates fair value based on the present value of the expected payments, discounted using a risk-adjusted rate. The expected payments are determined by forecasting the acquiree's earnings over the applicable period. Dole has determined the valuations are Level 3 inputs, because they are based upon significant unobservable inputs.

Fair Value of Financial Instruments
In estimating the Company’s fair value disclosures for financial instruments, Dole used the following methods and assumptions:
Cash and cash equivalents: These items have carrying values reported in the consolidated balance sheets that approximate fair value due to their liquid nature, and they are classified as Level 1.
Short-term trade and grower receivables: These items have carrying values reported in the consolidated balance sheets that are net of allowances, and they are classified as Level 2.
Trade payables: These items have carrying values reported in the consolidated balance sheets that approximate fair value, and they are classified as Level 2.
Notes receivable and notes payable: These items have carrying values reported in the consolidated balance sheets that approximate fair value, and they are classified as Level 2.
Long-term grower receivables: These items have carrying values reported in the consolidated balance sheets that are net of allowances, and they are classified as Level 2.
Finance and operating leases: The carrying value of finance lease obligations reported in the consolidated balance sheets approximates fair value based on current interest rates, which contain an element of default risk. The fair value of finance lease obligations is estimated using Level 2 inputs based on quoted prices for those or similar instruments. For operating leases, Dole uses the rate implicit in the lease to discount leases payments to present value, when available. However, most leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement.
Interest-bearing loans and borrowings: For floating rate interest-bearing loans and borrowings with a contractual repricing date of less than one year, the nominal amount is deemed to reflect fair value. For loans with repricing dates of greater than one year, fair value is calculated based on the present value of the expected future principal and interest cash flows, discounted at interest rates effective at the reporting date and adjusted for movements in credit spreads. Based on these inputs, these instruments are classified as Level 2.
Fair Value of Debt
Dole estimates the fair value of its Term Loan A and Term Loan B based on the bid side of current quoted market prices.
The carrying value, net of debt discounts and debt issuance costs, and gross estimated fair value of these term loans based on Level 2 inputs in the fair value hierarchy are summarized below:

	September 30, 2022		December 31, 2021
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

	(U.S. Dollars in thousands)
Term Loan A and Term Loan B	$808,681	$799,185	$815,764	$833,637
See Note 12 “Notes Payable, Bank Overdrafts and Long-Term Debt” for additional detail on long-term debt instruments.
Credit Risk
The counterparties to the foreign currency exchange contracts consist of a number of major international financial institutions. Dole has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counterparties to hedging contracts expose Dole to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. Dole does not anticipate any such losses.

NOTE 16 — CONTINGENCIES
Dole provides guarantees for obligations of subsidiaries to third parties directly and indirectly through letters of credit from its revolving credit facilities, other major banking institutions and surety bonds issued by insurance companies. These letters of credit, bank guarantees and surety bonds are required by certain regulatory authorities, suppliers and other operating agreements and generally have contract terms of one to fifteen years, often with an option to renew. As of September 30, 2022 and December 31, 2021, total letters of credit, bank guarantees and surety bonds outstanding under these arrangements were $63.3 million and $68.8 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
Additionally, the Company guarantees certain bank borrowings and other obligations of certain investments accounted for under the equity method. As of September 30, 2022 and December 31, 2021, total guarantees under these arrangements were $9.2 million and $13.9 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
In February of 2020, the State of Hawaii and Department of Land and Natural Resources provided notice to Dole of a deficiency in the spillway and embankment stability of a Company-owned reservoir that requires mediation by 2025. Dole contracted a third party to perform an improvement study which resulted in an estimate of costs to modify the spillway of approximately $20.0 million. As the impacted reservoir is currently being actively marketed to potential buyers, the Company does not deem a resulting loss from the contingency to be probable and, thus, has not recognized a liability in the consolidated balance sheets. All actively marketed property was adjusted to fair market value through the purchase price allocation to reflect current market conditions. See Note 4 “Business Combinations and Transactions” for additional detail.
In December of 2021 and January of 2022, Dole issued voluntary recalls of packaged salads processed at certain Fresh Vegetables facilities due to a possible contamination of Listeria monocytogenes. During the nine months ended September 30, 2022, the Company incurred $15.8 million of exceptional one-off costs related to the recalls, which were recorded in cost of sales in the consolidated statements of operations. There were no exceptional costs for the three months ended September 30, 2022, as these costs were treated as ongoing operations beginning in the second quarter. As of September 30, 2022, the estimated liability for legal claims related to the recall that have not yet been settled was not material. The actual impact of potential customer and legal claims is uncertain and, thus, subject to change.
Legal Contingencies
Dole is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. Legal fees are expensed as incurred or expected to be incurred when the resulting loss from legal matters related to underlying events that have already occurred is probable and estimable. Dole has established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims. In the opinion of management, after consultation with legal counsel, the claims or actions to which Dole is a party are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s results of operations, financial condition or cash flows.
DBCP Cases: Dole Food Company, Inc. and certain of its subsidiaries are involved in lawsuits pending in the U.S. and in foreign countries alleging injury because of exposure to the agricultural chemical DBCP (1,2- dibromo-3-chloropropane). Currently, there are approximately 140 lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaraguan judgments, most of which are pending in Nicaragua and are inactive. In addition, there are multiple labor cases pending in Costa Rica under that country’s national insurance program.
Settlements have been reached that, when fully implemented, will significantly reduce DBCP litigation in Nicaragua and the Philippines. Currently, claimed damages in DBCP cases worldwide total approximately $17.8 billion, with lawsuits in Nicaragua representing almost all of this amount. 24 of the cases in Nicaragua have resulted in judgments, although many of these are being eliminated as part of the current settlements. The Company believes that none of the Nicaraguan judgments that remain will be enforceable against any Dole entity in the U.S. or in any other country.

As to all the DBCP matters, Dole has denied liability and asserted substantial defenses. The Company believes there is no reliable scientific basis for alleged injuries from the agricultural field application of DBCP. Although no assurance can be given concerning the outcome of the DBCP cases, in the opinion of management, after consultation with legal counsel and based on experience defending and resolving DBCP claims, neither the pending lawsuits and claims nor their resolution are expected to have a material adverse effect on Dole’s financial position or results of operations, because the probable loss is not material.
Former Shell Site: Beginning in 2009, Shell Oil Company and Dole Food Company, Inc. were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation (“BHC”), on land that had been owned and used by Shell as a crude oil storage facility for 40 years prior to the housing development. The homeowner and City of Carson complaints have been settled and the litigation has been dismissed. On May 6, 2013, Shell filed a complaint against Dole Food Company, Inc. (which was later voluntarily dismissed), BHC and Lomita Development Company (“Lomita”), seeking indemnity for the costs associated with the lawsuits discussed above (approximately $90.0 million plus attorney fees) and for the cleanup discussed below (approximately $310.0 million, although this number is only an estimate). Shell’s indemnification claims were based on an early entry side agreement between Shell and an entity related to BHC and on claims based in equity. The trial court dismissed Shell’s contract-based claims and eliminated Shell’s demands for indemnification related to the homeowner and City of Carson cases. Shell’s equitable claims related to the cleanup costs were tried and, on November 9, 2022, the jury delivered a verdict deciding that Shell properly incurred and will incur a total of $266.6 million in cleanup costs, and that BHC should bear 50.0% of those costs, or $133.3 million. BHC is currently considering potential post-trial motions and appeal.
The California Regional Water Quality Control Board (“Water Board”) is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a Cleanup and Abatement Order (“CAO”) naming Shell as the Discharger and a Responsible Party and ordering Shell to assess, monitor and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015, the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Water Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. The trial court denied BHC’s petition, which denial was subsequently upheld by the California Court of Appeals, thereby ending BHC’s challenge to the CAO revision naming BHC as a discharger. In the opinion of management, after consultation with legal counsel, the claims or actions related to the CAO are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s results of operations, financial condition or cash flows, because management believes the risk of loss is remote.
NOTE 17 — STOCKHOLDERS’ EQUITY
Common Stock
As of September 30, 2022, the Company was authorized to issue 600.0 million total shares of capital stock, consisting of 300.0 million shares of common stock and 300.0 million shares of preferred stock. As of September 30, 2022 and December 31, 2021, there were 94.9 million shares of common stock outstanding and no shares of preferred stock outstanding.
Stock-Based Compensation
The Company’s primary stock-based compensation plan is the 2021 Omnibus Incentive Compensation Plan (“the Plan”), under which to date, share options and two different types of restricted stock units (“RSUs”) have been issued. The purpose of the Plan is to benefit and advance the interests of Dole by attracting, retaining and motivating participants and to compensate participants for contributions to the success of the Company. Upon exercise of share options or vesting of RSUs, new shares are issued from existing authorization. A total of 7.4 million shares of the Company’s common stock were initially reserved for issuance pursuant to the Omnibus Plan. Upon the exercise of any option or vesting of any RSU, the related award is cancelled to the extent of the number of shares exercised or vested, and that number of shares is no longer available under the Plan. If any part of the award terminates without delivery of the related shares, the extent of the award will then be available for future grant under the Plan. As of September 30, 2022, there were 6.1 million shares available for future grant under the Plan and 1.3 million shares available for future issue under awards granted.

In the nine months ended September 30, 2022, additional RSU awards were issued under the Plan that vest over a one to three year service period, and new RSU awards were issued under the Plan that vest over three years if certain market conditions are met. Compensation expense under the awards that include a market condition is determined based on the grant date fair value of the award calculated using a Monte Carlo simulation approach.
For the three and nine months ended September 30, 2022, total stock-based compensation expense related to the Plan was $1.1 million and $3.1 million, respectively, and was not material for the three and nine months ended September 30, 2021. Stock-based compensation expense related to the Plan is recorded in selling, marketing, general and administrative expenses in the consolidated statements of operations. The total unrecognized compensation cost related to the unvested awards as of September 30, 2022 was $9.7 million.
Dividends Declared
The following table summarizes dividends declared per share for the nine months ended September 30, 2022 and September 30, 2021:

Date Declared	Amount (per share)

(U.S. Dollars)
8/22/2022	$0.08
5/24/2022	$0.08
3/14/2022	$0.08
5/28/2021	$0.03
1/29/2021	$0.01
The following table summarizes total dividends declared for the three and nine months ended September 30, 2022 and September 30, 2021:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(U.S. Dollars in thousands)
Dividends	$(7,695)	$—	$(22,925)	$(17,092)
In addition, in January of 2022, Dole paid the 2021 interim dividend of $0.08 per share, declared in December of 2021, for a total payment of $7.6 million.
Dole’s ability to declare and pay dividends is subject to limitations contained in its various debt agreements. As of September 30, 2022, Dole had $27.2 million available to declare or pay a dividend.
See Note 20 “Subsequent Events” for additional detail on dividends declared and paid.

Accumulated Other Comprehensive Loss
Dole’s accumulated other comprehensive loss primarily consists of unrealized foreign currency translation gains and losses, unrealized derivative gains and losses and pension and postretirement obligation adjustments. A rollforward of the changes in accumulated other comprehensive loss, disaggregated by component, was as follows for the three and nine months ended September 30, 2022:

	Changes in Accumulated Other Comprehensive Loss by Component
	Fair Value of Derivatives	Pension & Other Postretirement Benefits	Foreign Currency Translation	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2021	$8,631	$(59,822)	$(74,728)	$(125,919)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	24,249	—	(5,686)	18,563
Amounts reclassified from accumulated other comprehensive loss	949	—	5,445	6,394
Net other comprehensive income (loss) attributable to Dole plc	25,198	—	(241)	24,957
Balance as of March 31, 2022	$33,829	$(59,822)	$(74,969)	$(100,962)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	$12,175	$—	$(38,882)	$(26,707)
Amounts reclassified from accumulated other comprehensive loss	(3,030)	—	—	(3,030)
Net other comprehensive income (loss) attributable to Dole plc	9,145	—	(38,882)	(29,737)
Balance as of June 30, 2022	$42,974	$(59,822)	$(113,851)	$(130,699)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	$19,696	$—	$(35,696)	$(16,000)
Amounts reclassified from accumulated other comprehensive loss	(7,438)	—	—	(7,438)
Net other comprehensive income (loss) attributable to Dole plc	12,258	—	(35,696)	(23,438)
Balance as of September 30, 2022	$55,232	$(59,822)	$(149,547)	$(154,137)
For the three months ended September 30, 2022, amounts reclassified out of accumulated other comprehensive loss include the following:
•The reclassification of net gains of $7.4 million related to the fair value of cash flow hedges, of which $7.5 million was reclassified to cost of sales, offset by a $0.1 million loss reclassified to interest expense.
For the nine months ended September 30, 2022, amounts reclassified out of accumulated other comprehensive loss include the following:
•The reclassification of net gains of $9.5 million related to the fair value of cash flow hedges, of which $14.1 million was reclassified to cost of sales, offset by a $4.6 million loss reclassified to interest expense.
•The reclassification of net losses of $5.4 million related to foreign currency translation to other income, net.

NOTE 18 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES
As of September 30, 2022, Dole’s investments in unconsolidated affiliates were $116.0 million, of which $113.7 million represented equity method investments, and $2.3 million represented investments in which Dole does not have significant influence. As of December 31, 2021, Dole’s investments in unconsolidated affiliates were $128.4 million, of which $126.5 million represented equity method investments, and $1.9 million represented investments in which Dole does not have significant influence.
Dole’s consolidated net income includes its proportionate share of the net income or loss of equity method investments in affiliates. When Dole records its proportionate share of net income, it increases equity method earnings in the consolidated statements of operations and the carrying value in that investment in the consolidated balance sheets. Conversely, when Dole records its proportionate share of a net loss, it decreases equity method earnings in the consolidated statements of operations and the carrying value in that investment in the consolidated balance sheets. Cash dividends received from investments in which Dole does not have significant influence are recorded in other income, net, and have historically not been significant.
Legacy Dole
Prior to the Acquisition described in Note 4 “Business Combinations and Transactions”, Total Produce had a 45.0% equity ownership interest in Legacy Dole, with a carrying value at the time of Acquisition of approximately $259.0 million. As a part of the Acquisition, Legacy Dole became a subsidiary of Dole plc and the acquiree of Total Produce.
The following table provides a rollforward of the carrying amount of Total Produce’s 45.0% investment in Legacy Dole as of September 30, 2021:

Amount
(U.S.Dollars in thousands)
Carrying amount as of December 31, 2020	$340,485
Share of net income	38,874
Share of other comprehensive income	2,096
Share of notes and interest issued to affiliates	469
Impairment	(122,924)
Equity method investment becoming subsidiary	(259,000)
Carrying amount as of September 30, 2021	$—

Reconciliation to Equity Method Earnings
The following table provides a reconciliation to equity method earnings in the condensed consolidated statements of operations for the three and nine months ended September 30, 2021:

	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
	(U.S. Dollars in thousands)
Share in equity method earnings – other than Legacy Dole	$2,640	$8,565
Share in equity method earnings – Legacy Dole up to Acquisition Date	(2,578)	38,874
Deferred income tax expense related to Legacy Dole	—	(10,441)
Share in equity method earnings	62	36,998

Impairment of original investment in Legacy Dole	(122,924)	(122,924)
Gain on preexisting contractual arrangements with Legacy Dole	93,000	93,000
Gain on release of deferred tax reserves attributable to Legacy Dole	20,124	20,124
Gain on release of Legacy Dole indemnities	4,403	4,403
Gain on release of accumulated other comprehensive loss attributable to Legacy Dole	3,465	3,465
Other	(53)	(53)
Net loss on step-up acquisition of Legacy Dole	(1,985)	(1,985)

Gain on step-up acquisition of other equity method investments	5,304	7,909
Gain on disposal of equity method investment	—	1,096
Equity method earnings	$3,381	$44,018
Summarized financial information for Legacy Dole for the period from January 1, 2021 to July 29, 2021 are as follows in the table below. Unless otherwise noted, the historical results included herein represent Legacy Dole’s operations rather than the share that was attributable to the Company.

Period Ended
July 29, 2021
Summary Statement of Operations:	(U.S. Dollars in thousands)
Revenues, net	$2,878,597
Cost of sales	(2,601,253)
Gross profit	277,344
Selling, marketing, general and administrative expenses	(124,417)
Net interest expense	(36,998)
Equity method earnings	27
Other income, net	2,859
Income before income taxes	118,815
Income tax expense	(30,557)
Less: Net income attributable to noncontrolling interests	(1,872)
Net income attributable to Legacy Dole equity shareholders	86,386
Dole plc share of net income attributable to equity shareholders	$38,874

For the period from January 1, 2021 to July 29, 2021, the Company’s sales to and purchases from Legacy Dole were $10.0 million and $30.9 million, respectively.

Transactions with Other Unconsolidated affiliates
The following table presents sales to and purchases from other investments in unconsolidated affiliates for the three and nine months ended September 30, 2022 and September 30, 2021:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(U.S. Dollars in thousands)
Sales	$26,592	$30,200	$82,057	$89,000
Purchases	40,709	42,400	119,762	130,300
The following tables presents amounts due from and to investments in unconsolidated affiliates as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Amounts due from investments in unconsolidated affiliates presented within trade receivables	$11,527	$21,389
Amounts due from investments in unconsolidated affiliates presented within other receivables	7,579	—
Amounts due to investments in unconsolidated affiliates presented within accounts payable	8,733	13,897
Amounts due from investments in unconsolidated affiliates presented within other assets	7,753	9,314

NOTE 19 – EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. The weighted average number of shares used within the calculation for the three and nine months ended September 30, 2021 was adjusted for the impact of the Total Produce seven to one share exchange for existing shareholders that occurred immediately prior to the Merger and IPO Transaction. The following table presents basic earnings (loss) per share for the three and nine months ended September 30, 2022 and September 30, 2021:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc	$39,837	$(28,516)	$79,715	$22,032
Weighted average number of shares – basic	94,891	82,166	94,882	64,516
Net income (loss) per share attributable to Dole plc – basic	$0.42	$(0.35)	$0.84	$0.34
Diluted earnings (loss) per share
Diluted earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding after adjustment for the impact of all share options and RSUs with a dilutive effect. The Company uses the treasury stock method to calculate the dilutive effect of outstanding equity awards for diluted earnings (loss) per share. The weighted average number of shares used within the calculation for the three and nine months ended September 30, 2021 was adjusted for the impact of the Total Produce seven to one share exchange for existing shareholders that occurred immediately prior to the Merger and IPO Transaction. The following table presents diluted earnings (loss) per share for the three and nine months ended September 30, 2022 and September 30, 2021:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc	$39,837	$(28,516)	$79,715	$22,032
Weighted average number of shares – basic	94,891	82,166	94,882	64,516
Effect of share awards with a dilutive effect	17	—	33	207
Weighted average number of shares – diluted	94,908	82,166	94,915	64,723
Net income (loss) per share attributable to Dole plc – diluted	$0.42	$(0.35)	$0.84	$0.34
The average market value of the Company’s shares used for the purpose of calculating the dilutive effect of share options and RSUs with a market condition is based on quoted market prices for the period during which the awards were outstanding during the three and nine months ended September 30, 2022. The calculation of diluted earnings per share for the three and nine months ended September 30, 2022 does not include the effect of these share awards because to do so would be antidilutive.
NOTE 20 — SUBSEQUENT EVENTS
Dole evaluated subsequent events through November 17, 2022, the date that Dole’s unaudited condensed consolidated financial statements were issued.
On October 7, 2022, Dole paid the Q2 2022 dividend of $0.08 per share for a total payment of $7.6 million.
On October 21, 2022, Dole closed the sale of certain land in Hawaii. Total proceeds from the sale were $5.9 million.
On November 16, 2022, the Board of Directors of Dole declared a cash dividend for the third quarter of 2022 of $0.08 per share, payable on January 6, 2023 to shareholders of record on December 16, 2022.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Item 3D. Risk Factors” in the Annual Report on Form 20-F.
Executive Overview
We are the global leader in fresh fruits and vegetables, with produce sourced both locally and globally from over 30 countries in various regions and distributed and marketed in over 75 countries, across retail, wholesale and food service channels. Our most significant products hold leading market share positions in their respective categories and territories. We are one of the world’s largest producers of fresh bananas and pineapples, one of the leaders in value added salads and fresh packed vegetables in the U.S. and have an increasing focus in categories such as berries, avocados and organic produce. We sell and distribute fruit and vegetable products throughout an extensive network in North America, Europe, Latin America, Asia, the Middle East and Africa (primarily in South Africa). For further information on our principal sources of revenue, refer to Note 5 “Revenue” to the unaudited condensed consolidated financial statements included herein. In addition, see “Item 4. Information on the Company” in the Annual Report on Form 20-F for a more detailed description of our products and services offered.
Our business philosophy is to be local at heart but global by nature. Our business model is centered around creating vertically-integrated operations that include our own production and sourcing capabilities as well as control over areas of the supply chain and distribution. Our global production, sourcing and logistics capabilities, coupled with our on-the-ground local expertise, presence and distribution network, allows us to market a diverse and differentiated set of global products within the local territories we serve. Our owned acreage, combined with a multi-continental sourcing model, provides operating flexibility and product availability throughout the year. Within many territories in Europe, we also operate a partnership model with grocery retail customers, offering fresh produce management solutions and, in some cases, managing entire categories within their stores.
Acquisition of Legacy Dole and IPO Transaction
Dole plc is a newly formed entity, as a result of the combination of Total Produce and Legacy Dole that occurred on July 29, 2021. Total Produce is deemed to be the accounting acquirer in the Merger. Accordingly, Total Produce’s historical financial statements are the historical financial statements of Dole plc prior to the Acquisition Date, and the financial statements for the three and nine months ended September 30, 2022 include full results for Legacy Dole. Prior to the Merger, Total Produce had a 45.0% equity interest in Legacy Dole. As such, many of the differences in operating results for the three and nine months ended September 30, 2022 compared to the prior year are due to the Merger and the full inclusion of consolidated Legacy Dole results in 2022, as compared to the prior year 45.0% contribution of Legacy Dole’s earnings as an equity method investment until July 29, 2021 and inclusion of consolidated results thereafter.
As a result of the Merger, Dole has allocated the purchase price to the individually identifiable assets acquired and liabilities assumed of Legacy Dole, based on estimated fair values on the Acquisition Date. As a result of this exercise, previously uncapitalized pineapple costs were included within property, plant and equipment to recognize the fair value of biological assets and previously uncapitalized banana and pineapple costs were included within inventory to recognize the fair value of the biological transformation for these crops. The fair value was expensed to cost of sales on a straight-line basis over the life and harvest cycle of the assets, which was completed in the third quarter of 2022. For the three and nine months ended September 30, 2022, Dole recognized incremental charges to cost of sales related to this uplift of $5.5 million and $39.6 million, respectively. For the three and nine months ended September 30, 2021, the total incremental charges to cost of sales related to this uplift was $28.9 million.
Dole is organized into the following segments: Fresh Fruit, Diversified Fresh Produce – EMEA, Diversified Fresh Produce – Americas & ROW and Fresh Vegetables. The Fresh Fruit and Fresh Vegetables segments are Legacy Dole historical segments and do not include results from Total Produce, while Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW segments include the results of both historical companies.

Current Economic and Market Environment
There are a number of ongoing external factors that continue to cause volatility and disruption in the global economy including:
•Logistical challenges in global supply chains that have not fully subsided since the onset of the ongoing COVID-19 pandemic;
•Increasing inflationary pressures across the global economy, in particular on ocean and inland freight, packaging materials, labor, agricultural inputs and fuel; and
•Global economic disruption due to the conflict in Ukraine, which commenced in early 2022 and has exacerbated market pressure and volatility.
In the three months ended September 30, 2022, sales to customers in Ukraine, Russia and neighboring Belarus collectively accounted for less than 0.4%, or $8.4 million, of Dole’s consolidated net revenues. In the nine months ended September 30, 2022, sales to these countries accounted for less than 0.3%, or $17.0 million, of Dole’s consolidated net revenues. While we do not have assets in Ukraine, Russia and Belarus, the broader consequences of this conflict on the global economy have had and are likely to continue to have effects on our business and operations. These challenges include changing supply and demand patterns across our industry, rising costs of energy, fertilizer and other commodities, increased pressure on supply chains and volatile foreign currency exchange rate fluctuations. In response to the ongoing challenges, we have made progress during the year on rebalancing our supply with demand in bananas and are continuing to work on other mitigation strategies, including implementing price increases and identifying operational efficiencies.
Although we ultimately believe that we are well positioned within our industry to weather this period of economic disruption, the scope, duration and carryover effects of the COVID-19 pandemic and conflict in Ukraine are uncertain, rapidly changing and difficult to predict. Therefore, the extent and magnitude of the impact of these factors on our business, operating results and long-term liquidity position cannot be reliably estimated at this time.
See “Item 3D. Risk Factors” in the Annual Report on Form 20-F for more information on ongoing risks, such as those related to currency exchange fluctuations, increases in product costs, global capital and credit markets, public health outbreaks and the uncertainty of wars and other global conflicts.
Packaged Recalls and Plant Suspensions
In December of 2021, we announced a voluntary recall for all packaged salads processed at our Bessemer City, North Carolina and Yuma, Arizona plants due to possible health risk from Listeria monocytogenes (“Listeria”). We temporarily suspended operations at both plants to facilitate proper investigation and sanitation procedures. Subsequently, in January of 2022, we issued another recall of certain packaged salads that were processed at our Springfield, Ohio and Soledad, California plants containing product harvested using a specific piece of equipment that had possibly been contaminated by naturally-occurring Listeria. Operations were not suspended at the Soledad and Springfield locations. During April of 2022, the Center for Disease Control confirmed the outbreak was over and closed its investigation. All plants have been operating at normal capacity since the beginning of the second quarter.
Exceptional one time costs related to these recalls and plant suspensions include costs for the disposal of affected raw materials, finished goods and other inventory items, reimbursements to customers, penalties charged by customers, direct labor and benefits expense, freight for redirecting trucks carrying affected products and incremental costs for sanitization procedures. For the nine months ended September 30, 2022, the impact of these one-off exceptional costs was $15.8 million for the Fresh Vegetables segment.
While we expect to incur ongoing costs related to the enhanced sanitation and testing procedures we have implemented following these events, as of the beginning of the second quarter of 2022, all such incremental costs have been treated as recurring costs of operations. Refer to segment details below.

Operating Results
Selected results of operations for the three and nine months ended September 30, 2022 and September 30, 2021 were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

	(U.S. Dollars in thousands)
Revenues, net	$2,267,538	$1,942,185	$6,872,655	$4,202,922
Cost of sales	(2,134,062)	(1,843,415)	(6,435,233)	(3,917,484)
Gross profit	133,476	98,770	437,422	285,438
Selling, marketing, general and administrative expenses	(116,326)	(110,213)	(364,043)	(249,593)
Merger, transaction and other related costs	—	(13,719)	—	(28,814)
Gain (loss) on disposal of businesses	—	(2,134)	242	(595)
Gain on asset sales	654	135	9,075	262
Operating income (loss)	17,804	(27,161)	82,696	6,698
Other income, net	9,312	7,167	20,434	7,867
Interest income	1,505	990	4,596	1,826
Interest expense	(17,095)	(9,341)	(41,724)	(14,187)
Income (loss) before income taxes and equity earnings	11,526	(28,345)	66,002	2,204
Income tax benefit (expense)	34,778	3,401	28,355	(4,838)
Equity method earnings	300	3,381	4,028	44,018
Net income (loss)	46,604	(21,563)	98,385	41,384
Less: Net income attributable to noncontrolling interests	(6,767)	(6,953)	(18,670)	(19,352)
Net income (loss) attributable to Dole plc	$39,837	$(28,516)	$79,715	$22,032
The following provides an analysis of consolidated operating results in comparison to the prior year. The current year operations were impacted by a number of significant factors, including the impact of the consolidated results of Legacy Dole, inflationary pressures and increased commodity costs. As discussed above, the operating results for the three and nine months ended September 30, 2021 only include the consolidated results of Legacy Dole from July 29, 2021 through September 30, 2021, and the Company’s equity earnings related to the Legacy Dole investment prior to the Acquisition. Management has analyzed the significant drivers of consolidated operating results below and provided further commentary on segment performance in the section to follow. All other operating results not included in the analysis were not significant to the Company’s overall performance.
Revenues, Net
Total revenues for the three months ended September 30, 2022 increased 16.8%, or $325.4 million, to $2.3 billion from $1.9 billion for the three months ended September 30, 2021, primarily due to the inclusion of an additional month of Legacy Dole results in the current year in comparison to the prior year. Revenues for the three months ended September 30, 2022 were also driven by positive performance in Fresh Fruit, as a result of strong pricing of bananas worldwide and increased revenues for the commercial cargo business, as well as by higher pricing for diversified produce in the North American market. The increase in revenues was partially offset by a $136.8 million unfavorable impact of foreign currency translation from the strengthening of the U.S. Dollar, primarily against the euro, Swedish krona and sterling, as well as by reduced volumes in Fresh Vegetables.

Total revenues for the nine months ended September 30, 2022 increased 63.5%, or $2.7 billion, to $6.9 billion from $4.2 billion for the nine months ended September 30, 2021. The change in revenues is primarily driven by the same factors discussed above that impacted the three months ended September 30, 2022, specifically an incremental seven months of revenue from Legacy Dole in comparison to the prior year and higher pricing for diversified produce in the North American market, as well as by strong trading and increased food service activity in Europe. This increase was partially offset by a $305.2 million unfavorable impact of foreign currency translation.
Refer to additional details on revenues by segment below.
Cost of Sales
Cost of sales for the three months ended September 30, 2022 increased 15.8%, or $290.6 million, to $2.1 billion from $1.8 billion for the three months ended September 30, 2021, primarily due to the inclusion of an additional month of Legacy Dole results in the current year in comparison to the prior year. Cost of sales was negatively impacted by inflationary pressures on input costs, including product, labor and distribution. These increases in cost of sales were partially offset by favorable impacts of foreign currency translation from the strengthening of the U.S. Dollar, primarily against the euro, Swedish krona and sterling.
Cost of sales for the nine months ended September 30, 2022 increased 64.3%, or $2.5 billion, to $6.4 billion from $3.9 billion for the nine months ended September 30, 2021. The change in cost of sales is primarily driven by the same factors discussed above that impacted the three months ended September 30, 2022, specifically an incremental seven months of costs of sales from Legacy Dole in comparison to the prior year and inflationary pressures across the Company, partially offset by favorable impacts of foreign currency translation.
Selling, Marketing and General and Administrative Expenses
Selling, marketing and general and administrative (“SMG&A”) expenses for the three months ended September 30, 2022 increased 5.5%, or $6.1 million, to $116.3 million from $110.2 million for the three months ended September 30, 2021, primarily due to the inclusion of an additional month of Legacy Dole results in the current year in comparison to the prior year. The increase is also attributable to an increase in insurance costs, employee wages and salaries, professional fees and travel and entertainment costs with the easing of COVID-19 restrictions, partially offset by favorable impacts of foreign currency translation from the strengthening of the U.S. dollar, primarily against the euro, Swedish krona and sterling.
SMG&A expenses for the nine months ended September 30, 2022 increased 45.9%, or $114.4 million, to $364.0 million from $249.6 million for the nine months ended September 30, 2021. The change in SMG&A expenses is primarily due to the same factors discussed above that impacted the three months ended September 30, 2022, specifically an incremental seven months of SMG&A expenses from Legacy Dole in comparison to the prior year and increased insurance costs, employee wages and salaries, professional fees and travel and entertainment costs, partially offset by favorable impacts from foreign currency translation.
Merger, Transaction and Other related costs
There were no merger, transaction and other related costs for the three and nine months ended September 30, 2022. Merger, transaction and other related costs were $13.7 million and $28.8 million for the three and nine months ended September 30, 2021, respectively, and were related to the acquisition of Legacy Dole and subsequent IPO. The costs primarily consist of fees to third-party firms for underwriting, legal and other advisory services.

Gain on Asset Sales
The gain on asset sales for the three and nine months ended September 30, 2022 was $0.7 million and $9.1 million, respectively. The impact for the nine months ended September 30, 2022 is primarily due to the sale of two buildings in Europe. See Note 11 “Assets Held-for-Sale and Actively Marketed Property” to the unaudited condensed consolidated financial statements included herein for additional detail. The gain on asset sales for the three months ended September 30, 2022 and for the three and nine months ended September 30, 2021 was not material.
Other Income, Net
Other income, net, for the three months ended September 30, 2022, increased to $9.3 million, compared to $7.2 million for the three months ended September 30, 2021. The increase was primarily attributable to higher net gains on foreign currency denominated borrowings of $2.2 million.
Other income, net, for the nine months ended September 30, 2022, increased to $20.4 million, compared to $7.9 million for the nine months ended September 30, 2021. The increase was primarily attributable to higher rental income of $8.2 million and higher net gains on foreign currency denominated borrowings of $10.5 million, partially offset by a $4.2 million increase in the loss on investments and other miscellaneous expenses.
The increases above are primarily due to the acquisition of Legacy Dole, which resulted in the inclusion of one more month of results for the three months ended September 30, 2022 and seven more months of results for the nine months ended September 30, 2022 in comparison to the prior year. See Note 7 “Other Income, Net” to the unaudited condensed consolidated financial statements included herein for additional detail on the components of other income, net.
Interest Expense
Interest expense for the three months ended September 30, 2022 increased to $17.1 million, compared to $9.3 million for the three months ended September 30, 2021, and to $41.7 million for the nine months ended September 30, 2022, compared to $14.2 million for the nine months ended September 30, 2021. Interest expense increased primarily due to additional debt related to the acquisition of Legacy Dole and higher interest rates.
Income Taxes
The Company recorded an income tax benefit of $34.8 million on $11.5 million of income before income taxes and equity earnings for the three months ended September 30, 2022, reflecting a (301.7)% effective tax rate, and an income tax benefit of $28.4 million on $66.0 million of income before income taxes and equity earnings for the nine months ended September 30, 2022, reflecting a (43.0)% effective tax rate. The Company recorded an income tax benefit of $3.4 million on $28.3 million of loss before income taxes and equity earnings for the three months ended September 30, 2021, reflecting a 12.0% effective tax rate, and income tax expense of $4.8 million on $2.2 million of income before income taxes and equity earnings for the nine months ended September 30, 2021, reflecting a 219.5% effective tax rate.
Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. For the three and nine months ended September 30, 2022, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions related to the taxation of foreign income as a result of the lapse of the statute of limitations and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the three and nine months ended September 30, 2021, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the GILTI provisions of the Tax Act, nondeductible transaction costs, a decrease in liabilities for uncertain tax positions and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate.
The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the Merger and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and non-U.S. net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain U.S. state and non-U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjusts estimates as more information becomes available.

All post-1986 previously unremitted earnings for which no U.S. deferred tax liability had been accrued have been subject to U.S. tax. Dole plc is an Irish-based parent company and intends to continue to invest most or all of its foreign earnings, as well as capital in its foreign subsidiaries, indefinitely outside of Ireland and does not expect to incur any significant additional taxes related to such amounts. Also, from time to time, Dole may choose to repatriate anticipated future earnings of which some portion may be subject to tax and increase Dole’s overall tax expense for that fiscal year. The Company continues to evaluate its cash needs and may update its assertion in future periods.
During the nine months ended September 30, 2022, the taxing authorities in one of the foreign jurisdictions in which we operate issued an income tax assessment related to transfer pricing of approximately $30.0 million for the 2017 tax year. We are in the process of appealing the assessment with the taxing authorities. We believe that based on an analysis of the facts and circumstances, applicable local law, tax regulations and case law, it is more likely than not that we will ultimately prevail. While we believe the likelihood of paying the assessment is remote, the timing of resolution remains uncertain.
See Note 9 “Income Taxes” to the unaudited condensed consolidated financial statements included herein for additional information on income taxes.

Equity method earnings
Equity method earnings for the three months ended September 30, 2022 decreased to $0.3 million, compared to $3.4 million for the three months ended September 30, 2021. The decrease was mainly attributable to a net gain on step-up acquisitions included in the prior year of $3.3 million, which includes the net loss associated with the acquisition of Legacy Dole of $2.0 million.
Equity method earnings for the nine months ended September 30, 2022 decreased to $4.0 million, compared to $44.0 million for the nine months ended September 30, 2021. This decrease was mainly attributable to the acquisition of Legacy Dole, which comprised $28.4 million of equity earnings, net of a deferred tax charge of $10.4 million, reflecting seven months of results up to the Acquisition Date. The prior year was also impacted by a $7.9 million gain from the step-up acquisition of other equity method investments and a $1.1 million gain on the disposal of certain equity method investments.
See Note 18 “Investments in Unconsolidated Affiliates” to the unaudited condensed consolidated financial statements included herein for additional information on equity method investments.

Segment Operating Results
Dole plc has the following segments: Fresh Fruit, Diversified Fresh Produce – EMEA, Diversified Fresh Produce – Americas & ROW and Fresh Vegetables. These segments are managed separately due to differences in geography, products, production processes, distribution channels and customer bases. Prior to the acquisition of Legacy Dole, Total Produce considered its 45.0% share in Legacy Dole to be a reportable segment. As such, amounts prior to the Acquisition Date related to Total Produce’s share in Legacy Dole are separately reported. In addition, the Fresh Fruit and Fresh Vegetables segments consist of only Legacy Dole results.
Fresh Fruit: The Fresh Fruit reportable segment primarily sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms predominately located in Latin America and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Eastern European and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Chilean, Peruvian, Argentinian and Indian businesses, all of which market globally and locally sourced fresh produce from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Fresh Vegetables: The Fresh Vegetables reportable segment sells value added salads, which includes salad and meal kits, and fresh packed vegetables, which includes produce like iceberg, romaine, leaf lettuces and celery. These products are sourced from North America, and substantially all sales are generated in North America.
Segment performance is evaluated based on a variety of factors, of which revenue and Adjusted EBITDA are the primary financial measures.
Dole and its chief operating decision makers, Dole’s CEO and COO, use Adjusted EBITDA as its primary financial measure, because it is a measure commonly used by financial analysts in evaluating the performance of companies in the same industry. The adjustments in calculating Adjusted EBITDA have been made, because management excludes these amounts when evaluating performance, on the basis that such adjustments eliminate the effects of (i) considerable amounts of non-cash depreciation and amortization and (ii) items not within the control of the Company’s operations managers. Adjusted EBITDA by segment is not calculated or presented in accordance with U.S. GAAP, but it is presented in conformity with ASC 280, Segments. Further, Adjusted EBITDA as used herein is not necessarily comparable to similarly titled measures of other companies. Adjusted EBITDA is not a substitute for net income attributable to Dole plc, net income, cash flows from operating activities or any other measure prescribed by U.S. GAAP.
Adjusted EBITDA is reconciled below to net income by (1) subtracting the income tax expense or adding the income tax benefit; (2) subtracting interest expense; (3) subtracting depreciation charges; (4) subtracting amortization charges; (5) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (6) other items which are separately stated based on materiality, which include subtracting merger, transaction and other related costs, subtracting incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, subtracting the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting impairment charges on property, plant and equipment, adding the fair value gain or subtracting the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, adding the gain or subtracting the loss on asset sales for assets held-for-sale and actively marketed property and subtracting restructuring charges and costs for legal matters not in the ordinary course of business; and (7) adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings.

The following provides revenue by segment and a reconciliation of Adjusted EBITDA by segment to consolidated net income, which is the most directly comparable U.S. GAAP financial measure:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Segment Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$751,348	$452,157	$2,306,982	$452,157
Diversified Fresh Produce – EMEA	759,964	873,051	2,400,967	2,567,679
Diversified Fresh Produce – Americas & ROW	479,839	419,214	1,391,731	985,323
Fresh Vegetables	306,843	213,839	890,820	213,839
Total segment revenue	2,297,994	1,958,261	6,990,500	4,218,998
Intersegment revenue	(30,456)	(16,076)	(117,845)	(16,076)
Total consolidated revenue, net	$2,267,538	$1,942,185	$6,872,655	$4,202,922

Segment Adjusted EBITDA:
Fresh Fruit	$51,076	$11,271	$170,942	$11,271
Diversified Fresh Produce – EMEA	31,616	30,495	91,088	98,735
Diversified Fresh Produce – Americas & ROW	(725)	6,914	28,720	21,163
Fresh Vegetables	(8,987)	4,493	(27,420)	4,493
Legacy Dole	—	1,765	—	93,353
Total consolidated Adjusted EBITDA	72,980	54,938	263,330	229,015

Adjustments:
Income tax benefit (expense)	34,778	3,401	28,355	(4,838)
Interest expense	(17,095)	(9,341)	(41,724)	(14,187)
Depreciation	(30,424)	(21,103)	(89,579)	(34,316)
Amortization of intangible assets	(2,633)	(2,649)	(8,248)	(8,221)
Merger, transaction and other related costs	—	(13,719)	—	(28,814)
Mark to market gains (losses)	(2,310)	2,921	5,819	1,856
Gain on asset sales	530	—	8,346	—
Produce recalls	442	—	(15,809)	—
Incremental charges on biological assets and inventory related to the acquisition of Legacy Dole	(5,520)	(29,180)	(40,464)	(29,180)
Other items	532	1,201	1,283	6,441
Adjustments from equity method investments	(4,676)	(8,032)	(12,924)	(76,372)
Net income (loss)	$46,604	$(21,563)	$98,385	$41,384
Fresh Fruit
Fresh Fruit revenues for the three months ended September 30, 2022 increased 66.2%, or $299.1 million, to $751.3 million from $452.2 million for the three months ended September 30, 2021. Fresh Fruit revenues were positively impacted by the inclusion of an additional month of Legacy Dole results in the current year, increased pricing worldwide for bananas, increased pricing in commercial cargo and higher volumes of bananas in North America, partially offset by lower volumes of bananas in Europe and Latin America.
Fresh Fruit Adjusted EBITDA for the three months ended September 30, 2022 increased 353.2%, or $39.8 million, to $51.1 million from $11.3 million for the three months ended September 30, 2021. Fresh Fruit Adjusted EBITDA was positively impacted by the inclusion of an additional month of Legacy Dole results, higher pricing of bananas in core markets and strong performance in the commercial cargo business, partially offset by higher costs of ocean and inland freight, packaging, fertilizers and other materials.

Fresh Fruit revenues for the nine months ended September 30, 2022 increased 410.2%, or $1.8 billion, to $2.3 billion from $452.2 million for the nine months ended September 30, 2021. Fresh Fruit revenues were positively impacted by the inclusion of an additional seven months of Legacy Dole results in the current year, increased worldwide pricing for bananas, higher revenues from the commercial cargo business and favorable pricing for pineapples in North America and Europe. This increase was partially offset by lower volumes of bananas in North America and Europe.
Fresh Fruit Adjusted EBITDA for the nine months ended September 30, 2022 increased 1,416.7%, or $159.6 million, to $170.9 million from $11.3 million for the nine months ended September 30, 2021. Fresh Fruit Adjusted EBITDA was positively impacted by the inclusion of an additional seven months of Legacy Dole results in the current year, higher worldwide pricing for bananas and strong performance in the commercial cargo business, partially offset by lower overall volumes of bananas and higher costs of ocean and inland freight, packaging, fertilizers and other materials.
Diversified Fresh Produce – EMEA
Diversified Fresh Produce – EMEA revenues for the three months ended September 30, 2022 decreased 13.0%, or $113.1 million, to $760.0 million from $873.1 million for the three months ended September 30, 2021. Revenues decreased primarily due to an unfavorable impact of $134.9 million from foreign currency translation, as a result of the strengthening of the U.S. dollar against the euro, Swedish krona and sterling, and due to an unfavorable net impact of acquisitions and divestitures of $17.9 million against the comparative period. These negative impacts were partially offset by additional revenue from the acquisition of Legacy Dole, whose Diversified Fresh Produce – EMEA results for the three months ended September 30, 2022 include an additional month of revenue in comparison to the prior year.
Diversified Fresh Produce – EMEA Adjusted EBITDA for the three months ended September 30, 2022 increased 3.7%, or $1.1 million, to $31.6 million from $30.5 million for the three months ended September 30, 2021. The increase is primarily due to additional earnings from the acquisition of Legacy Dole, whose Diversified Fresh Produce – EMEA results for the three months ended September 30, 2022 include an additional month of results in comparison to the prior year, as well as strong performance in Spain, partially offset by a net unfavorable impact from foreign currency translation, as a result of the strengthening of the U.S. dollar against the euro, Swedish krona and sterling.
Diversified Fresh Produce – EMEA revenues for the nine months ended September 30, 2022 decreased 6.5%, or $166.7 million, to $2.4 billion from $2.6 billion for the nine months ended September 30, 2021. Revenues decreased primarily due to an unfavorable impact of $301.6 million from foreign currency translation, as a result of the strengthening of the U.S. dollar against the euro, Swedish krona and sterling, and an unfavorable net impact of acquisitions and divestitures of $89.6 million against the comparative period. These negative impacts were partially offset by additional revenue from the acquisition of Legacy Dole, whose Diversified Fresh Produce – EMEA results include an additional seven months of Legacy Dole revenue in comparison to the prior year, as well as by strong trading in Spain and in the U.K., driven by an increase in food service activity from the general easing of COVID-19 restrictions, and an overall increase in average selling prices.
Diversified Fresh Produce – EMEA Adjusted EBITDA for the nine months ended September 30, 2022 decreased 7.7%, or $7.6 million, to $91.1 million from $98.7 million for the nine months ended September 30, 2021. The decrease in Adjusted EBITDA was primarily the result of a net unfavorable impact from foreign currency translation, as a result of the strengthening of the U.S. dollar against the euro, Swedish krona and sterling, the impact of logistical challenges on trading in Northern Europe, inflationary pressures and the impact of the sale of an equity method investment in the prior year. These negative impacts were partially offset by strong performance in Spain and in the U.K., driven by a recovery in food service activity, and an overall increase in average selling prices.
Diversified Fresh Produce – Americas & ROW
Diversified Fresh Produce – Americas & ROW revenues for the three months ended September 30, 2022 increased 14.5%, or $60.6 million, to $479.8 million from $419.2 million for the three months ended September 30, 2021. Revenues increased primarily due to the acquisition of Legacy Dole, whose Diversified Fresh Produce – Americas & ROW results include an additional month of revenue in comparison to the prior year. Revenue also increased due to higher overall average selling prices, particularly in the North American market.
Diversified Fresh Produce – Americas & ROW Adjusted EBITDA for the three months ended September 30, 2022 decreased 110.5%, or $7.6 million, to a loss of $0.7 million from earnings of $6.9 million for the three months ended September 30, 2021. Adjusted EBITDA decreased primarily due to a difficult end to the Chilean grape season driven by supply chain challenges, offset in part by strong performance for potato and onion products in North America.

Diversified Fresh Produce – Americas & ROW revenues for the nine months ended September 30, 2022 increased 41.2%, or $406.4 million, to $1.4 billion from $985.3 million for the nine months ended September 30, 2021. Revenues increased primarily due to the acquisition of Legacy Dole, whose Diversified Fresh Produce – Americas & ROW results include an additional seven months of Legacy Dole revenue in comparison to the prior year. Revenue also increased due to higher average selling prices in the rest of the business, particularly in the North American market.
Diversified Fresh Produce – Americas & ROW Adjusted EBITDA for the nine months ended September 30, 2022 increased 35.7%, or $7.5 million, to $28.7 million from $21.2 million for the nine months ended September 30, 2021. Adjusted EBITDA increased primarily due to the acquisition of Legacy Dole, whose Diversified Fresh Produce – Americas & ROW results include an additional seven months in comparison to the prior year. Adjusted EBITDA also increased due to strong performance for potato, onion and avocado products in North America, partially offset by the challenging end to the Chilean grape season.
Fresh Vegetables
Fresh Vegetables revenues for the three months ended September 30, 2022 increased 43.5%, or $93.0 million, to $306.8 million from $213.8 million for the three months ended September 30, 2021. Fresh Vegetables revenues were positively impacted by the inclusion of an additional month of Legacy Dole results in the current year, significantly stronger pricing for fresh packed products and improved pricing for value added salads. These increases were partially offset by lower volumes of value added salads.
Fresh Vegetables Adjusted EBITDA for the three months ended September 30, 2022 decreased 300.0%, or $13.5 million, to a loss of $9.0 million from earnings of $4.5 million for the three months ended September 30, 2021. Fresh Vegetables Adjusted EBITDA was negatively impacted by lower volumes, as well as by inflationary cost increases in freight, packaging materials, food ingredients and labor. Fresh Vegetables was also impacted by higher sourcing costs for vegetables due to weather-related events. These challenges were partially offset by improved performance for fresh packed products.
Fresh Vegetables revenues for the nine months ended September 30, 2022 increased 316.6%, or $677.0 million, to $890.8 million from $213.8 million for the nine months ended September 30, 2021. Fresh Vegetables revenues were positively impacted by the inclusion of an additional seven months of Legacy Dole results in the current year, significantly stronger pricing for fresh packed products and improved pricing of value added salad products. These increases were partially offset by lower volumes of value added salads products and a planned decrease in volumes of fresh packed products.
Fresh Vegetables Adjusted EBITDA for the nine months ended September 30, 2022 decreased 710.3%, or $31.9 million, to a loss of $27.4 million from earnings of $4.5 million for the nine months ended September 30, 2021. Fresh Vegetables Adjusted EBITDA was negatively affected by the packaged salads recall and plant suspensions which impacted volumes, as well as by inflationary cost increases in freight, packaging materials, food ingredients and labor. These challenges were partially offset by improved performance for fresh packed products.
Legacy Dole
Legacy Dole Adjusted EBITDA represents the Adjusted EBITDA in the three and nine months ended September 30, 2021 attributable to Legacy Dole when it was an equity method investment of the Company, prior to the step-up acquisition on July 29, 2021. Legacy Dole Adjusted EBITDA for the three and nine months ended September 30, 2021 was $1.8 million and $93.4 million, respectively.
Liquidity and capital resources
Primary sources of cash flow for Dole have historically been cash flow from operating activities, the issuance of debt and bank borrowings. Dole has a history of borrowing funds internationally and expects to be able to continue to borrow funds over the long term. Material cash requirements have included payments of debt and related interest, capital expenditures, investments in companies, increases in ownership of subsidiaries or companies in which Dole holds equity investments and payments of dividends to shareholders.

Cash Flows
The following table summarizes Dole’s consolidated cash flows for the nine months ended September 30, 2022 and September 30, 2021:

	Nine Months Ended
	September 30, 2022	September 30, 2021

Cash flow provided by (used in):	(U.S. Dollars in thousands)
Operating activities	$121,555	$(19,260)
Investing activities	(42,616)	98,198
Financing activities	(88,972)	6,430
Foreign currency impact	(19,052)	(11,657)
Net (decrease) increase in cash	$(29,085)	$73,711
Cash and cash equivalents, beginning	$250,561	$160,503
Cash and cash equivalents, ending	$221,476	$234,214
Cash flow provided by operating activities was $121.6 million for the nine months ended September 30, 2022, compared to cash flow used in operating activities of $19.3 million for the nine months ended September 30, 2021. The increase in cash flow provided by operating activities was primarily due to the new securitization arrangement in May of 2022, which brought in net operating cash flows of $167.6 million on inception. Refer to additional details on the arrangement below. This inflow is partially offset by the impacts of the packaged salads recall and plant suspensions, including its negative affect on revenue and costs for the Fresh Vegetables segment in the first half of 2022, the build-up of trade receivables and the cash impact of certain accrued expenses. It is also partially offset by longer collection times due to global logistics challenges, seasonality of certain grower advances, increases in the volume and cost of certain inventory items to protect against sourcing challenges, including paper and agricultural chemicals, and higher interest payments.
Cash flow used in investing activities was $42.6 million for the nine months ended September 30, 2022, compared to cash flow provided by investing activities of $98.2 million for the nine months ended September 30, 2021. The increase in cash flow used in investing activities was primarily driven by higher capital expenditures, due to an additional seven months of activity from the addition of Legacy Dole, as well as by lower acquisitions, net of cash acquired, and lower insurance proceeds received.
Cash flow used in financing activities was $89.0 million for the nine months ended September 30, 2022, compared to cash flow provided by financing activities of $6.4 million for the nine months ended September 30, 2021. The increase in cash flow used in financing activities was primarily attributable to the significant inflow of cash in the prior year from the issuance of share capital and the debt raise as a result of the Transaction, partially offset with lower debt repayments, net, in the current year.
Net Debt
Net debt is the primary measure used by management to analyze the Company’s capital structure and financial leverage. Net debt is a non-GAAP financial measure, calculated as cash and cash equivalents less current debt, long-term debt and bank overdrafts, excluding debt discounts and issuance costs. Management believes that net debt is an important measure to monitor leverage and evaluate the consolidated balance sheets.

The following table sets forth a reconciliation of cash and cash equivalents and total debt to net debt as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Cash and cash equivalents	$221,476	$250,561
Debt:
Long-term debt, net	(1,208,152)	(1,297,808)
Current maturities	(78,984)	(51,785)
Bank overdrafts	(20,284)	(9,395)
Total debt, net	(1,307,420)	(1,358,988)
Less: Debt discounts and debt issuance costs	(18,724)	(21,063)
Total gross debt	(1,326,144)	(1,380,051)
Net debt	$(1,104,668)	$(1,129,490)
On March 26, 2021, the Company entered into the Credit Agreement, which provides for the Revolving Credit Facility, which was available to Total Produce and its co-borrowers. The Revolving Credit Facility refinanced $524.0 million of previous existing revolving credit facilities available to Total Produce and a number of its subsidiaries. The Revolving Credit Facility was later increased to $600.0 million to be available to Dole plc and a number of its subsidiaries, upon completion of the Merger.
The agreement also provides for a new Term Loan A Facility of $300.0 million and Term Loan B Facility of $540.0 million (together, the “Term Loan Facilities”). The proceeds from the Term Loan Facilities were used to refinance existing credit facilities and senior secured notes of Legacy Dole. Total amounts outstanding under the Revolving Credit Facility and the Term Loan Facilities were $1.1 billion as of September 30, 2022.
Dole’s borrowings under these facilities and other borrowing arrangements are linked to both variable and fixed interest rates. Dole has entered into interest rate swaps in order to mitigate a significant portion of the interest rate risk associated with its variable-rate debt.
Both cash and debt are denominated in various currencies, though primarily in the U.S. dollar, euro, sterling and Swedish krona.
The Revolving Credit Facility and Term Loan Facilities are expected to provide long-term sustainable capitalization. See Note 12 “Notes Payable, Bank Overdrafts and Long-Term Debt” to the unaudited condensed consolidated financial statements included herein for additional detail on the Company’s debt.
Total Available Liquidity
Total available liquidity (defined as cash and cash equivalents plus available lines of credit) as of September 30, 2022 and December 31, 2021 was as follows:

	September 30, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Cash and cash equivalents	$221,476	$250,561
Lines of credit	490,220	483,003
Total available liquidity	$711,696	$733,564
In addition, Dole utilizes third-party trade receivables sales arrangements to help manage its liquidity. Certain arrangements contain recourse provisions through which our maximum financial loss is limited to a percentage of receivables sold under the arrangements. Total facility amounts under all third-party trade receivables sales arrangements are $285.0 million in the aggregate.
On May 23, 2022, Dole entered into a new three-year, committed trade receivables arrangement with recourse provisions that terminated $39.3 million of the Company’s existing non-recourse facilities. The maximum amount of receivables that can be sold under this new agreement at any time is $255.0 million. Dole derecognizes the sold receivables from the consolidated balance sheets, as it accounts for the arrangements as sales under ASC 860, Transfers and Servicing.

Upon the execution of the new arrangement and initial derecognition of sold receivables, the Company received total gross cash proceeds of $206.9 million, which represented incremental cash flow from operating activities in comparison to the prior year. Most of the initial cash proceeds were used to pay down certain balances on the Revolving Credit Facility.
As of September 30, 2022, the Company has derecognized trade receivables related to non-recourse facilities and facilities with recourse provisions of $9.9 million and $212.6 million, respectively. As of December 31, 2021 the Company had derecognized trade receivables of $54.8 million related to non-recourse facilities.
Commitments and Contingencies
As of September 30, 2022, there were no material changes in our commitments, contractual arrangements or contingencies as compared to those in described in our Annual Report on Form 20-F. Refer to Note 16 “Contingencies” to the unaudited condensed consolidated financial statements included herein for further detail on Dole’s contingencies.
Critical Accounting Estimates
The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The Company bases estimates on past experience and other assumptions that are believed to be reasonable under the circumstances, and management evaluates these estimates on an ongoing basis. Actual results may differ from those estimates.
Critical accounting estimates are those that materially affect or could affect the unaudited condensed consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting estimates and their underlying nature, assumptions and inputs is essential when reviewing the unaudited condensed consolidated financial statements of the Company. Management believes that the areas of goodwill and indefinite-lived intangible assets, income taxes, pension and other postretirement benefits and business combinations are the most critical, as they involve the use of significant estimates and assumptions as described above. There have been no material changes or additions to our critical accounting estimates identified above from those described in greater detail in our Annual Report on Form 20-F.
Item 3.    Quantitative and Qualitative Disclosures About Market Risk
There have been no material changes to the disclosures on this matter made in our Annual Report on Form 20-F.
Item 4.    Controls and Procedures
Management carried out an evaluation, under the supervision and with the participation of its COO and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of September 30, 2022. Based upon that evaluation, the Company’s COO and CFO concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2022 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) that such information is accumulated and communicated to the Company’s management, including its COO and its CFO, as appropriate, to allow timely decisions regarding required disclosures.
During the three months ended September 30, 2022, there have been no changes in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II - OTHER INFORMATION
Item 1. Legal Proceedings
Dole has been or is currently the subject of a number of legal proceedings and civil and criminal investigations and inquiries by governmental agencies, including matters related to DBCP use in the past, product safety and health, product recalls, environmental property damage (such as proceedings related to a housing development in the City of Carson, California) and tax disputes. See Note 16 “Contingencies” to the unaudited condensed consolidated financial statements included herein for additional information regarding matters related to DBCP use and proceedings related to a housing development in the City of Carson, California. We are unable to predict how long such proceedings, investigations and inquiries will continue or the full scope of such investigations, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative action against us and/or certain of our officers, or in changes to our business practices, and any such fines or penalties could be greater than we currently anticipate. Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us, could result in additional investigations and legal proceedings. As a result, although these proceedings, investigations and inquiries could have an adverse effect on our reputation, business, financial condition and results of operations, we do not expect them to have a material adverse effect, individually or in the aggregate, on Dole’s results of operation, financial condition or cash flows.
Item 1A. Risk Factors
In addition to the other information set forth in this report, users should carefully consider the factors discussed in Part I, “Item 3D. Risk Factors” in our Annual report on Form 20-F, as updated and supplemented below, which could materially affect our business, financial condition or future results. These risks are not the only risks facing the Company, and additional risks and uncertainties not yet known or currently deemed to be immaterial could materially adversely affect our business, financial condition or future results.
There have been no material changes from the risk factor information disclosed in Part I, “Item 3D. Risk Factors” in our Annual Report on Form 20-F, other than as updated and supplemented below.
Terrorism and other acts of violence or war may have an adverse effect on our operating results.
Terrorist attacks and other acts of violence or war in the U.S., the European Union or other countries may affect the markets in which we operate and our operations and profitability. From time to time, our operations or personnel have been the targets of terrorist or criminal attacks, and the risk of such attacks impacts our operations and results in increased security costs. Further terrorist attacks outside the U.S., against the U.S. or against operators of businesses with significant presence or history in the U.S. may occur, or hostilities could develop based on the current international situation. The potential near-term and long-term effect that these attacks may have on our business operations, our customers, the markets for our products, including their pricing if commodities are shifted from one area of the world to another, the U.S. economy and the economies of other places in which we source or sell our products is uncertain. The consequences of any terrorist attacks or armed conflicts are unpredictable, and we may not be able to foresee such events that could have an adverse effect on our markets or business.
We have been monitoring the ongoing conflict between Ukraine and Russia and its disruptive impact on the global economy. In the three months ended September 30, 2022, sales in Ukraine, Russia and neighboring Belarus collectively accounted for less than 0.4%, or $8.4 million, of Dole’s consolidated net revenues. In the nine months ended September 30, 2022, these sales accounted for less than 0.3%, or $17.0 million, of Dole’s consolidated net revenues. While we do not have any physical assets or significant operations in Ukraine, Russia and Belarus, the broader consequences of this conflict on the global economy have had and are likely to continue to have negative effects on our business and operations. These challenges include changing supply and demand patterns across our industry, rising costs of energy, fertilizer and other commodities, increased pressure on supply chains and volatile foreign currency exchange rate fluctuations.
Item 5. Other Information
None.